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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                       ALL AMERICAN COMMUNICATIONS, INC.
                           (NAME OF SUBJECT COMPANY)

                       ALL AMERICAN COMMUNICATIONS, INC.
                       (NAME OF PERSON FILING STATEMENT)

                               ----------------

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                CLASS B COMMON STOCK, PAR VALUE $.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                   016480105
                                   016480204
                                   016480402
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                THOMAS BRADSHAW
                            CHIEF FINANCIAL OFFICER
                       ALL AMERICAN COMMUNICATIONS, INC.
                             808 WILSHIRE BOULEVARD
                      SANTA MONICA, CALIFORNIA 90401-1810
                                 (310) 656-1100
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
       AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING THIS STATEMENT)

                                    COPY TO:

                             BARRY L. DASTIN, ESQ.
                  KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                      1999 AVENUE OF THE STARS, SUITE 1600
                         LOS ANGELES, CALIFORNIA 90067
                                 (310) 788-1070

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                                 INTRODUCTION

  This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9" or this "Statement") relates to an offer by Pearson Merger Company, Inc., a Delaware corporation and wholly-owned indirect subsidiary of Pearson plc, a corporation organized under the laws of England, to purchase all of the Shares (as defined below) of All American Communications, Inc., a Delaware corporation. Capitalized terms used herein and not otherwise defined shall have the same respective meanings assigned to them in the Offer to Purchase, dated October 7, 1997.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is All American Communications, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 808 Wilshire Boulevard, Santa Monica, California 90401-1810. The titles of the classes of equity securities to which this Statement relates are the Company's Common Stock, par value $.0001 per share (the "Common Stock"), and the Company's Class B Common Stock, par value $.0001 per share (the "Class B Common Stock," and together with the Common Stock, the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

  This Statement relates to the tender offer (the "Offer") described in the Tender Offer Statement on Schedule 14D-1, dated October 7, 1997 (as amended or supplemented, the "Schedule 14D-1"), filed by Pearson Merger Company, Inc., a Delaware corporation ("Purchaser"), which is a wholly-owned indirect subsidiary of Pearson plc, a corporation organized under the laws of England ("Parent"), and Parent with the Securities and Exchange Commission (the "Commission") relating to an offer by Purchaser to purchase all of the outstanding Shares at a price of $25.50 per Share in cash, net to the seller, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated October 7, 1997, as amended or supplemented, and the related Letter of Transmittal (which together constitute the "Offer Documents"). The Offer Documents indicate that the principal executive offices of Parent are located at 3 Burlington Gardens, London W1X 1LE, England and the principal executive offices of Purchaser are located at 30 Rockefeller Plaza, New York, New York 10112.

  The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 1, 1997 (the "Merger Agreement"), by and among the Company, Parent and Purchaser. A copy of the Merger Agreement is filed as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference in its entirety. Pursuant to the Merger Agreement, following the consummation of the Offer and upon the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger"). At the Effective Time of the Merger (as defined in the Merger Agreement), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Purchaser or any other subsidiary or affiliate of Parent (collectively, the "Parent Companies"), or Shares held by stockholders who properly exercise their appraisal rights (the "Dissenting Shares") pursuant to Section 262 of the General Corporation Law of the State of Delaware (the "DGCL")) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive, in cash, the greater of (x) $25.50 or (y) such greater amount which may be paid pursuant to the Offer, net to the seller, without interest thereon (the "Merger Consideration"), upon the surrender of the certificate representing such Shares. The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the "Company" and its direct and indirect subsidiaries, viewed as a single entity.

  (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in Annex A--Information Statement

Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder attached to this Schedule 14D-9 and incorporated herein by reference. See "Executive Compensation and Other Information Concerning Directors and Executive Officers" therein.

  Except as described or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential material conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Purchaser or its executive officers, directors or affiliates. See "--Stockholders Agreement," "--Scotti Agreement Not to Compete and Scotti Amendment to Employment Agreement" and "--Certain Arrangements with Respect to Interpublic" for a more detailed description of the matters referred to therein.

MERGER AGREEMENT

  The following summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 1 to this Schedule 14D-9 and is incorporated by reference herein. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized below.

  The Offer. The Merger Agreement provides that as promptly as reasonably practicable after the date of execution of the Merger Agreement, but in no event later than five business days after the public announcement of the execution of the Merger Agreement, Parent or Purchaser will commence the Offer for all of the outstanding Shares at a price of not less than $25.50 per Share, in cash, net to the seller, subject to the conditions set forth in Exhibit A to the Merger Agreement and, subject only to the terms and conditions of the Offer, will pay, as promptly as reasonably practicable after expiration of the Offer, the purchase price for all Shares duly tendered and not withdrawn. Purchaser may waive any such condition other than the Minimum Condition (as defined below), increase the price per Share payable in the Offer, and make any other changes in the terms and conditions of the Offer; provided, however, that no change may be made to the Minimum Condition, and no change may be made which decreases the price per Share payable in the Offer, which reduces the maximum number of Shares to be purchased in the Offer, which imposes conditions to the Offer other than those described below or which extends the Offer (except as set forth in the following sentence). Notwithstanding the foregoing, Purchaser may, without the consent of the Company, (i) extend the Offer beyond the scheduled expiration date (the initial scheduled expiration date being twenty (20) business days following the commencement of the Offer) if, at the scheduled expiration date of the Offer, any of the conditions to Purchaser's obligation to accept for payment, and to pay for, the Shares, shall not have been satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation or interpretation of the SEC or the staff thereof applicable to the Offer, or
(iii) extend the Offer for an aggregate period of not more than ten (10) business days beyond the latest applicable date that would otherwise be permitted under clause (i) or (ii) of this sentence, if as of such date, all of the conditions to Purchaser's obligations to accept for payment, and to pay for, the Shares are satisfied or waived, but (x) the number of Shares validly tendered and not withdrawn pursuant to the Offer is less than ninety percent (90%) and (y) Purchaser reasonably believes that such extension would cause the number of validly tendered and not withdrawn Shares to exceed ninety percent (90%) of the outstanding Shares. Notwithstanding the foregoing, the Company has the right to terminate the Merger Agreement if Purchaser has not purchased any Shares pursuant to the Offer by the later of 45 days after the date of the Merger Agreement and three business days after the expiration or termination of any waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and any required approvals in connection with any pre-merger notification filing with the German Federal Cartel Office have been obtained.

  For purposes hereof, the term "Minimum Condition" shall mean a majority of the outstanding shares of Common Stock and a majority of the outstanding Shares (including for purposes of such calculation all Shares issued upon exercise of all stock options and warrants prior to or simultaneously with the acceptance of the Offer) being validly tendered and not withdrawn prior to the expiration of the Offer.

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  The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof, at the Effective Time, Purchaser shall be merged with and into the Company and the separate corporate existence of Purchaser shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation") and shall continue to be governed by the laws of the State of Delaware, and the separate corporate existence of the Company with all its rights, privileges, immunities and franchises shall continue unaffected by the Merger. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Parent Companies or the Dissenting Shares or Shares held in the treasury of the Company) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive, in cash, the Merger Consideration. All Shares, by virtue of the Merger and without any action on the part of the holders thereof, shall no longer be outstanding, shall be canceled and retired and shall cease to exist, and each holder of a certificate representing any such Shares shall thereafter cease to have any rights with respect to such Shares, except the right to receive the Merger Consideration for such Shares without interest upon the surrender of such certificate in accordance with the Merger Agreement or the right, if any, to receive payment from the Surviving Corporation of the "fair value" of such Shares as determined in accordance with Section 262 of the DGCL.

  Charter Documents; Initial Directors and Officers. The Merger Agreement provides that the Restated Certificate of Incorporation of the Company in effect at the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation, provided that, subject to the requirement that such Certificate of Incorporation contain the provisions with respect to indemnification, advancement of expenses and director exculpation set forth in the Restated Certificate of Incorporation of the Company, it shall be amended to read as set forth in Exhibit A to the Merger Agreement. The Merger Agreement also provides that the Bylaws of the Company in effect at the Effective Time shall be the Bylaws of the Surviving Corporation, provided that, subject to the requirement that such Bylaws contain the provisions with respect to indemnification, advancement of expenses and director exculpation set forth in the Bylaws of the Company, they shall be amended to read as set forth in Exhibit B to the Merger Agreement. Pursuant to the Merger Agreement, the directors and officers of Purchaser at the Effective Time shall, from and after the Effective Time, continue as the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

  Stockholders Meeting. The Merger Agreement provides that the Company will take all action reasonably necessary in accordance with applicable law and its Restated Certificate of Incorporation and Bylaws to convene a meeting of its stockholders to consider and vote upon the approval of the Merger Agreement and the Merger and such other matters as may be necessary to effectuate the transactions contemplated by the Merger Agreement (the "Transactions"), if necessary to comply with applicable law, as promptly as practicable after the expiration of the Offer. The Board of Directors of the Company shall recommend such approval and take all lawful action to solicit such approval; provided, however, that the Board of Directors of the Company may at any time prior to such time as Parent's designees shall constitute a majority of the members of the Board of Directors of the Company (the "Transition Time") withdraw, modify or change any such recommendations to the extent that the Board of Directors of the Company determines in good faith after consultation with independent legal counsel that the failure to so withdraw, modify or change its recommendation would cause the Board of Directors of the Company to breach its fiduciary duties to the Company's stockholders under applicable law. The Parent Companies will vote all Shares over which they exercise voting control in favor of the Merger Agreement and the Merger.

  Notwithstanding the foregoing, in the event that Parent acquires at least ninety percent (90%) of the then outstanding Shares of each then outstanding class of shares of the Company, the Company, Parent and Purchaser will take all necessary and appropriate action to cause the Merger to become effective, in accordance with Section 253 of the DGCL, as soon as reasonably practicable after such acquisition, without a meeting of the stockholders of the Company. Pursuant to the Company's Restated Certificate of Incorporation, at or immediately prior to the Transition Time, shares of Class B Common Stock will be automatically converted into shares of Common Stock.

  Conduct of Business. Pursuant to the Merger Agreement, the Company covenants and agrees that, prior to the Transition Time (unless Parent shall otherwise agree in writing and except as otherwise contemplated or disclosed pursuant to the Merger Agreement).

    (a) the business of the Company and any subsidiary of the Company identified as a Company Subsidiary on the Company Disclosure Schedule (each a "Company Subsidiary") shall be conducted only in the ordinary and usual course and, to the extent consistent therewith, each of the Company and the Company Subsidiaries shall use commercially reasonable efforts to preserve its business organization and maintain its existing relations with customers, employees and business associates;

    (b) the Company shall not (i) sell or pledge or agree to sell or pledge any stock owned by it in any of the Company Subsidiaries (except in connection with its bank working capital facility); (ii) amend its Restated Certificate of Incorporation or Bylaws or the similar organizational documents of any of the Company Subsidiaries; (iii) split, combine or reclassify the outstanding Shares; or (iv) declare, set aside or pay (unless declared prior to the date of the Merger Agreement) any dividend payable in cash, stock or property with respect to the Shares;

    (c) neither the Company nor any of the Company Subsidiaries shall (i) issue, deliver or sell or authorize or propose the issuance, delivery or sale of, any shares of, or securities convertible or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, capital stock of any class of the Company or the Company Subsidiaries other than Shares issuable pursuant to the agreements described in Section 3.3 of the Company Disclosure Schedule or (ii) repurchase, redeem or otherwise acquire, or permit any Company Subsidiary to repurchase, redeem or otherwise acquire, any shares of capital stock of the Company;

    (d) neither the Company nor any of the Company Subsidiaries shall (i) grant any increase in the compensation of any director, officer or employee earning in excess of $100,000 per year except for increases contemplated by or required under employment agreements, (ii) enter into any new employment, severance or termination agreement with any such director, officer or employee or (iii) except as may be required to comply with applicable law, become obligated under any bonus, deferred compensation, severance pay, profit-sharing, retirement, insurance, stock purchase, stock option, or other fringe benefit plan, arrangement or practice maintained, or contributed to, by the Company or any of the Company Subsidiaries for the benefit of any current or former employees, officers or directors of the Company or of the Company Subsidiaries (each a "Benefit Plan") that was not in existence on the date of the Merger Agreement or amend any Benefit Plan in existence on the date of the Merger Agreement to enhance the benefits thereunder;

    (e) the Company shall not, and shall not permit any of the Company Subsidiaries to, sell, lease, license, encumber or otherwise dispose of, or agree to sell, lease, license, encumber or otherwise dispose of, any of its material assets outside the ordinary course of business other than (i) dispositions listed in Section 5.1 (e) of the Company Disclosure Schedule,
  (ii) assets no longer used in the operation of the Company's and the Company Subsidiaries' respective businesses and (iii) assets related to any discontinued operations of the Company and the Company Subsidiaries;

    (f) the Company shall not, and shall not permit any of the Company Subsidiaries to, incur or enter into any agreement to incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any Company Subsidiary, except in the ordinary course of business consistent with past practice, including, without limitation, borrowings under the Company's existing credit agreements, as amended from time to time in the ordinary course of business, and overnight borrowings.

    (g) the Company shall not and shall not permit any of the Company Subsidiaries to enter into any contract or agreement or series of related contracts or agreements which involves the expenditure by the Company of over (i) One Hundred Thousand Dollars ($100,000) if outside the ordinary course of business, or (ii) Five Hundred Thousand Dollars ($500,000) if within the ordinary course of business; and

    (h) neither the Company nor any of the Company Subsidiaries will enter into an agreement to do any of the foregoing.

  The Company's Amended and Restated Credit, Security, Guaranty and Pledge Agreement, dated as of April 13, 1995, as amended and restated as of October 23, 1996, and as in effect on the date hereof (the "Credit Agreement"), between the Company and The Chase Manhattan Bank, as agent and fronting bank ("Chase") provides that upon a Change of Control, as defined therein, Chase will have the right to accelerate the indebtedness outstanding thereunder and take the other remedies provided therein. Although the execution of the Stockholders Agreement may be deemed to constitute a Change of Control under the Credit Agreement, Chase orally agreed to waive any right it may have to consider the execution of such agreement to be a Change of Control and is currently seeking a written waiver from the necessary number of lenders under the Credit Agreement. Additionally, the Indenture with respect to the Company's Senior Subordinated Notes due 2001 (the "Senior Subordinated Notes") provides that the Company is required to make an offer to repurchase all of such Senior Subordinated Notes upon a Change of Control (as defined in the Indenture), which provision would be triggered by the purchase of Shares in the Offer, at an amount equal to 101% of the principal amount of the Senior Subordinated Notes plus accrued and unpaid interest thereon. The acceleration of the Credit Agreement following or prior to the consummation of any of the Transactions. Accordingly, upon consumation of the Offer, holders of Shares who do not tender in the Offering may be subject to the risks of acceleration of indebtedness prior to the consummation of the Merger would permit the noteholders or the trustee under the Indenture to accelerate the Senior Subordinated Notes and take the other remedies provided therein.

  No Solicitation of Transactions. The Merger Agreement provides that the Company will not, and will instruct its officers, employees, counsel, accountants and other authorized representatives ("Representatives") not to, initiate, solicit or encourage (including by way of furnishing information or assistance) any Competing Transaction (as defined below), or enter into or maintain discussions or negotiate with any person in furtherance of or relating to or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any Representative of the Company or any of its subsidiaries to take any such action, and the Company shall use its reasonable best efforts to cause Representatives of the Company and its subsidiaries not to take any such action; provided, however, that nothing contained in this section shall prohibit the Board of Directors of the Company prior to stockholder approval of the Merger from (i) furnishing information to, or entering into discussions or negotiations with, any person that makes an unsolicited bona fide proposal regarding a Competing Transaction, if, and only to the extent that, (A) the Board of Directors of the Company, after consultation with independent legal counsel, determines in good faith that such action is required for the Board of Directors of the Company to comply with its fiduciary duties to stockholders under applicable law and (B) prior to furnishing such information to such person, the Company receives from such person an executed confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement (as defined below under "--Confidentiality Agreement") between one of the Parent Companies and the Company; or (ii) complying with Rule 14e-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") with regard to a Competing Transaction. Pursuant to the Merger Agreement, the Company shall promptly advise Parent if any such proposal or offer, or any inquiry or contact made with any person with respect thereto, is made.

  For purposes of the Merger Agreement, a "Competing Transaction" means any of the following involving the Company or any of its subsidiaries: (a) any merger, consolidation, business combination, or other similar transaction (other than the Merger) which results in a sale of the Company; (b) any sale or other disposition outside the ordinary course of business of 30% or more of the fair market value of the assets (other than assets held in inventory for resale and other than the licensing of the Company's programming in the ordinary course of business) of the Company and its subsidiaries, taken as a whole, in a single transaction or series of transactions; or (c) any tender offer or exchange offer for more than 50% of the outstanding Shares.

  Directors. The Merger Agreement provides that, promptly upon the acceptance for payment of, and payment for, Shares constituting a majority of the then outstanding Shares by Parent or Purchaser, as applicable, pursuant to the Offer, Parent from time to time shall be entitled to designate such number of directors (rounded up to the next whole number) on the Company's Board of Directors as will give Parent or Purchaser, as applicable, subject to compliance with Section 14(f) of the Exchange Act, that percentage of the total number of directors on the Company's Board of Directors (giving effect to the election of any additional directors pursuant to the Merger Agreement) equal to the percentage of then outstanding Shares owned by Parent or Purchaser (provided that such percentage of the total number of directors shall not be less than a majority of the Company's Board of Directors), and the Company shall, at such time, cause Parent's or Purchaser's designees, as applicable, to be elected by the Company's existing Board of Directors; provided, however, that in the event that such designees are elected to the Company's Board of Directors, until the Effective Time such Board of Directors shall have at least two directors who are directors on the date of the Merger Agreement and who are neither officers of the Company or of any holder of more than 5% of the Shares (as of the date of the Merger Agreement) nor affiliates of Parent or Purchaser (the "Independent Directors"); and provided further that if the number of Independent Directors shall be reduced below two for any reasons whatsoever, the remaining Independent Directors shall designate a person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate two persons to fill such vacancies who shall not be officers or affiliates of the Company or of any holder of more than 5% of the Shares (as of the date of the Merger Agreement) or officers or affiliates of Parent or any of its subsidiaries, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

  The Merger Agreement also provides that, subject to applicable law, the Company will take all actions requested by Parent necessary to effect any such election, including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder by the Commission, and that the Company will make such mailing with the mailing of this Schedule 14D-9. Purchaser has informed the Company that it will choose its director-designees from the persons listed in Schedule I to this Schedule 14D-9. Purchaser has informed the Company that each of the persons listed in Schedule I to this Schedule 14D-9 has consented to act as a director, if so designated. In connection with the foregoing, subject to the Independent Director requirement discussed above, the Company has agreed to promptly, at the option of Parent, either increase the size of the Company's Board of Directors and/or obtain the resignation of such number of its current directors as is necessary to enable Parent's or Purchaser's designees, as applicable, to be elected or appointed to, and to constitute (rounded up to the next whole number) that percentage of the total number of directors on the Company's Board of Directors (giving effect to the election of any additional directors) equal to the percentage of then outstanding Shares owned by Parent or Purchaser (provided that such percentage of the total number of directors shall not be less than a majority of the Company's Board of Directors).

  The Merger Agreement also provides that following the election of Parent's or Purchaser's designees, as applicable, pursuant to the Merger Agreement, prior to the Effective Time, any amendment or termination of the Merger Agreement or waiver of any of the Company's rights thereunder requires the concurrence of a majority of the Independent Directors.

  Indemnification. The Merger Agreement requires that the Certificate of Incorporation and Bylaws of the Surviving Corporation contain the provisions with respect to indemnification, advancement of expenses and director exculpation set forth in the Restated Certificate of Incorporation and Bylaws of the Company as of the date of the Merger Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of persons who at any time prior to the Effective Time were entitled to indemnification, advancement of expenses or exculpation under the Restated Certificate of Incorporation or Bylaws of the Company in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the Transactions). The Company recently amended its Bylaws to increase the scope of indemnification to cover employees and agents, and to mandate the advancement of expenses consistent with the provisions of the Merger Agreement referred to in the following paragraph. A copy of the Bylaws, as amended, are attached hereto as Exhibit 2.

  The Merger Agreement further provides that from and after the Effective
Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless the present and former officers, directors and employees of the Company and its subsidiaries (collectively, the "Indemnified Parties") against all losses, expenses, claims, damages, liabilities or amounts that are paid in settlement of (with approval of Parent and the Surviving Corporation, which approval shall not be unreasonably withheld or delayed), or otherwise in connection with, any claim, action, suit, proceeding or investigation (a "Claim"), to which any such person is or may become a party by virtue of his or her service as a present or former director, officer or employee of the Company and any of its subsidiaries and arising out of actual or alleged events, actions or omissions occurring or alleged to have occurred at or prior to the Effective Time (including, without limitation, the Transactions), in each case to the fullest extent permitted under the DGCL (and shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted under the DGCL, upon receipt from the Indemnified Party to whom expenses are advanced of the undertaking to repay such advances contemplated by Section 145(e) of the DGCL).

  Parent has agreed to maintain in effect for not less than six years after the Effective Time (except to the extent not generally available in the market) directors' and officers' liability insurance and fiduciary liability insurance that is substantially equivalent in coverage to the Company's current insurance, with an amount of coverage of not less than 100% of the amount of coverage (which was increased as of the most recent renewal time to $30 million) maintained by the Company as of the date of the Merger Agreement with respect to matters occurring prior to the Effective Time.

  Use of Name. In the Merger Agreement, effective as of the Effective Time, pursuant to pre-existing contractual obligations, the Company confirmed the assignment to Anthony J. Scotti and Benjamin J. Scotti all of the Company's rights, title and interest in the name "Scotti Brothers" and all variations and derivations thereof (the "Retained Names"). Promptly after the Effective Time, Parent agreed to cause the names of the Company and its subsidiaries which contain the Retained Names to be changed so as not to include the Retained Names. No Parent Company will put into use after 90 days after the Effective Time any products, signs, television or recorded music credits and other materials that bear any Retained Name or any name, mark or logo similar thereto. Notwithstanding the foregoing, the Parent Companies have the right to continue using the Retained Names in connection with the sale of inventory which as of the Effective Time contains any Retained Name on the label identifying such inventory.

  Company Options and Warrants. In the Merger Agreement, Parent acknowledged that the consummation of the Offer and the other Transactions will constitute an "Event" (as defined in the Company's 1991 Incentive Stock Option Plan and 1994 Stock Incentive Plan (collectively, the "Plans")) with respect to the options granted thereunder and certain other options granted by the Company and other options specified in Section 3.3 of the Company Disclosure Schedule and that the vesting of such options will therefore become accelerated as a result of the Transactions. Parent acknowledged that the accelerated vesting will occur simultaneously with the acceptance of the Offer so as to permit the exercise of any such unvested options and tender of the underlying Shares. At the Effective Time, each holder of a then outstanding option or warrant to purchase Shares, whether or not then exercisable, shall, in settlement thereof, except to the extent otherwise agreed to by the holder of the option or warrant, the Company and Parent, receive from the Company (from funds provided by Parent to the paying agent) for each Share subject to such stock option or warrant an amount in cash equal to the excess, if any, of the Merger Consideration over the per Share exercise price of such stock option or warrant (such amount being hereinafter referred to as the "Option Consideration"). Upon receipt of the Option Consideration, the stock option or warrant shall be canceled. The surrender of any stock option or warrant to the Company in exchange for the Option Consideration shall be deemed a release of any and all rights the holder had or may have had in respect of such stock option or warrant. Prior to the Effective Time, the Company shall use its best efforts to obtain all necessary consents or releases from holders of stock options and warrants and to take all such other lawful action as may be necessary to give effect to the transactions contemplated above (except for such action that may require the approval of the Company's stockholders). Except as otherwise agreed to by the parties, (a) the Plans shall terminate, effective as of the Effective Time, and the Company shall use its reasonable efforts to cause the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of its subsidiaries to be canceled as of the Effective Time and (b) the Company shall use its reasonable efforts to ensure that following the Effective Time no participant in the Plans or other plans, programs or arrangements shall have any right thereunder to acquire equity securities of the Company, the Surviving Corporation or any subsidiary of the Company or the Surviving Corporation and to terminate all such plans, programs or arrangements.

  Employee Benefit Plans. Pursuant to the Merger Agreement, Parent agreed to cause the Surviving Corporation (and any successor thereto) to honor, without modification, all employment, consulting, severance, termination or indemnification agreements, arrangements or understandings, including recognition of the value (either in cash, replacement options or other consideration) of any outstanding agreement to issue a fixed number of options in the future (up to 123,000), between the Company or any of its subsidiaries and any current or former employee, officer or director of the Company or any of its subsidiaries in effect on the date of the Merger Agreement except as may be otherwise mutually agreed by the Parent and a current or former employee, officer or director covered by such an agreement. Certain members of the Board of Directors of the Company and certain of the directors' family members have employment agreements with the Company for original terms of up to five years. The aggregate remaining amount payable to such persons (excluding Anthony J. Scotti) pursuant to such employment agreements is approximately $6,200,000. See "--Scotti Agreement Not to Compete and Scotti Amendment to Employment Ageement" below with respect to certain arrangements regarding Anthony J. Scotti. Parent also agreed to cause the Surviving Corporation and its successors to pay or provide all benefits vested as of the Effective Time under any Benefit Plan in accordance with the terms of such plans. Parent will for a period of at least 24 months cause the Company or the Surviving Corporation and its successors to maintain for all employees of the Company employee benefit plans, programs, policies and practices which, in the aggregate, provide substantially equivalent benefits to such employees as the benefit plans from time to time in effect for employees of the Surviving Corporation, provided that employees covered by collective bargaining agreements shall be provided the benefits required under such agreements. For purposes of their participation in Parent's or the Surviving Corporation's employee and fringe benefit plans, programs, policies and practices, Parent will credit each Company employee with full credit for all service credited under the comparable plan, program, policy or practice of the Company (including service with the Company prior to the Effective Time and, where applicable, service with prior or predecessor employers to the extent credit is given for such service under the comparable Company plans) for purposes of eligibility to participate and for purposes of vesting.

  Conditions to the Offer. The Merger Agreement provides that, notwithstanding any other provision of the Offer, Parent or Purchaser shall not be required to accept for payment or pay for any Shares tendered, and may terminate or amend the Offer (subject to the provisions of the Merger Agreement) and may postpone the acceptance of, and payment for, subject to Rule 14e-1(c) of the Exchange Act, any Shares tendered, if:

    1. the Minimum Condition shall not have been satisfied prior to the expiration of the Offer;

    2. any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer or other approvals required by the German Federal Cartel Office shall not have been obtained; or

    3. at any time on or after the date of the Merger Agreement, and prior to the expiration of the Offer, any of the following conditions shall exist:

      (a) (i) there shall be threatened or pending any suit, action or proceeding brought by any Governmental Authority (as herein defined) against the Parent, Purchaser, the Company or any Company Subsidiary
    (A) seeking to prohibit or impose any material limitations on Parent's or Purchaser's ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of the Company's businesses or assets, or to compel Parent or Purchaser or their respective subsidiaries or affiliates to dispose of or hold separate any material portion of the business or assets of the Company or any of the Company Subsidiaries, (B) challenging the acquisition by Parent or Purchaser of any Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement or the Stockholders Agreement, or seeking to obtain from the Company, Parent or Purchaser any damages that are material in relation to the Company and its subsidiaries taken as a whole, (C) seeking to impose material limitations on the ability of the Purchaser, or render the Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger or (D) seeking to impose material limitations on the ability of Parent or Purchaser effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the

    Company's stockholders; or (ii) any Governmental Authority or other person or entity shall have obtained an injunction (A) prohibiting the making of the Offer, the acceptance for payment of, or payment for, any Shares by Parent, Purchaser, or any other affiliate of Parent or (B) prohibiting the ownership by the Parent or any of its subsidiaries of the Company, or compelling the Company, Parent or any of their respective subsidiaries to dispose of or to hold separate all or any material portion of the business or assets of the Company, Parent or any of their respective Subsidiaries, as a result of the Transactions;

      (b) there shall have been any Law enacted, entered, enforced, promulgated, amended, issued or deemed applicable to (i) Parent, the Company or any Subsidiary or affiliate of Parent or the Company or (ii) any Transaction, by any government or Governmental Authority other than the routine application of the waiting period provisions of the HSR Act to the Offer or the Merger, which effects any of the consequences referred to in paragraph (a) above;

      (c) there shall have occurred and be continuing any Company Material Adverse Effect (as defined below) or any event or series of events which would result in a Company Material Adverse Effect;

      (d) there shall have occurred and be continuing a declaration of a banking moratorium or any suspension of payments in respect of banks in the City of New York;

      (e) the Board of Directors of the Company or any committee thereof shall have withdrawn, modified or changed in a manner adverse to Parent or Purchaser the approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Competing Transaction or any other acquisition of Shares other than the Offer or the Merger;

      (f) any representation and warranty of the Company shall not be true and correct as of the date of the Merger Agreement or as of the expiration of the Offer except for (i) changes specifically contemplated by the Merger Agreement and (ii) those representations and warranties that address matters only as of a particular date (which shall remain true and correct as of such date) and in each case except where failure of such representation and warranty to be so true and correct individually or together with failures of other representations and warranties to be true and correct would not have a Company Material Adverse Effect (other than representations and warranties that are already so qualified or that are qualified as to the prevention or delay of the consummation of any of the Transactions or as to the performance by the Company of its obligations under the Merger Agreement, which in each such case shall be true and correct as written);

      (g) the Company shall have failed to perform any obligation or to comply with any agreement or covenant of the Company to be performed or complied with by it under the Agreement unless such failures, would not, individually or in the aggregate, have a Company Material Adverse Effect;

      (h) the Merger Agreement shall have been terminated in accordance with its terms; or

      (i) Parent and the Company shall have agreed that Parent or Purchaser, as applicable, shall terminate the Offer.

  The term "Company Material Adverse Effect" means, for all purposes of the Merger Agreement, any change in the business of the Company and the Company Subsidiaries that is materially adverse (or any group of such changes, none of which individually is materially adverse, but which in the aggregate are materially adverse) to the business, operations, properties, financial position or results of operations of the Company and its subsidiaries, taken as a whole, provided that none of the following shall constitute a Company Material Adverse Effect: (a) a decline in the ratings of any television programs distributed or produced by the Company or its subsidiaries or the cancellation of any television programs distributed or produced by the Company or its subsidiaries, (b) the filing, initiation and subsequent prosecution, by or on behalf of stockholders of the Company, of litigation that challenges or otherwise seeks damages with respect to the Transactions, (c) occurrences due to a disruption of the Company's or its subsidiaries' businesses as a result of the announcement of the execution of the Merger Agreement, (d) general economic conditions or (e) any changes generally affecting the industries in which the Company and its subsidiaries operate.

  The foregoing conditions (other than the Minimum Condition) may be waived by Parent or Purchaser in whole or in part at any time and from time to time in their sole discretion, subject in each case to the terms of the Merger Agreement. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

  Conditions to the Obligations of Each Party. The Merger Agreement provides that the respective obligations of each party to consummate the Merger are subject to the satisfaction of the following conditions: (a) if required by the DGCL, the Merger Agreement shall have been approved and adopted by the stockholders of the Company in accordance with the DGCL, the Company's Certificate of Incorporation and its Bylaws, (b) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and any required approvals in connection with any pre-merger notification filing with the German Federal Cartel Office shall have been obtained and shall remain in full force and effect, (c) no United States (federal, state or local) or foreign government or governmental regulatory, administrative authority, agency, commission, board, bureau, court or instrumentality or arbitrator of any kind ("Governmental Authority") shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order or other order, that is then in effect and has the effect of prohibiting the consummation of the Merger, and (d) the Offer shall not have been terminated in accordance with its terms prior to the purchase of any Shares.

  Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including, but not limited to, representations by the Company as to corporate organization and qualification, subsidiaries, capitalization, authority to enter into the Merger Agreement, no conflicts, required filings and consents, filings with the Commission and other governmental authorities, financial statements, the absence of certain changes or events, intellectual property, material contracts, environmental matters, benefit plans, tax matters, litigation, the opinion of the Company's financial advisors, brokers, properties and assets, compliance with laws in general, labor matters and insurance.

  Payment of Expenses. Except as otherwise set forth in the Merger Agreement, whether or not the Merger is consummated, each party will pay its own Expenses incident to preparing for, entering into and carrying out the Merger Agreement and the consummation of the Merger. "Expenses" as used in the Merger Agreement will include all reasonable out-of-pocket expenses (including, without limitation, all fees and expenses of outside counsel, investment bankers, experts and consultants to a party thereto) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of the Merger Agreement and all other matters relating to the closing of the Transactions. Pursuant to the Merger Agreement, the Company agrees that (a) if Parent terminates the Merger Agreement as a result of a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in the Merger Agreement such that any of the conditions set forth in clause (f) or (g) of "--Conditions to the Offer" above would not be satisfied, (b) if Parent terminates the Merger Agreement because the Board of Directors of the Company withdraws, modifies or changes its recommendation of the Merger Agreement or the Merger in a manner adverse to Parent or Purchaser or the Board of Directors of the Company recommends to the stockholders of the Company any Competing Transaction or (c) if the Company terminates the Merger Agreement because the Board of Directors of the Company withdraws, modifies or changes its recommendation of the Merger Agreement or the Merger or recommends to the stockholders of the Company a Competing Transaction (the termination described in these subclauses (b) and (c) shall be referred to as a "Fiduciary Termination"), the Company will reimburse Parent for its Expenses up to an aggregate amount not to exceed $500,000. In addition, if the Merger Agreement is terminated pursuant to a termination right which constitutes a Fiduciary Termination or a Competing Transaction Termination (as defined herein), then the Company will pay Parent $3,500,000 upon demand after such termination, and if, within twelve months after such termination, a Competing Transaction shall be consummated, the Company will pay Parent an additional $3,500,000 concurrently with the consummation of such Competing Transaction. Pursuant to the Merger Agreement, Parent agrees that if the

Company terminates the Merger Agreement as a result of a breach of any material representation, warranty, covenant or agreement on the part of Parent as set forth in the Merger Agreement ("Terminating Purchaser Breach"), Parent will reimburse the Company for its Expenses and all damages caused to the Company as a result thereof.

  Termination of the Merger Agreement. The Merger Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, before or after the approval by holders of Common Stock, by the mutual consent of Parent and the Company, by action of their respective Boards of Directors. In addition, the Merger Agreement may be terminated and the Merger and the other Transactions may be abandoned by action of the Board of Directors of either Parent or the Company if (a) the Merger has not been consummated on or before February 28, 1998, unless the failure to consummate the Merger is the result of a material breach of the Merger Agreement by the party seeking to terminate the Merger Agreement, (b) there is any Law that makes consummation of the Merger illegal or otherwise prohibited or any Order that is final and nonappealable preventing the consummation of the Merger, or (c) Purchaser and Parent have terminated the Offer in accordance with its terms and conditions without purchasing any Shares pursuant thereto.

  The Merger Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, before or after approval of the holders of Common Stock, by action of the Board of Directors of Parent:

    (a) if, prior to the Transition Time there has been a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in the Merger Agreement such that any of the conditions set forth in clause (f) or (g) of "--Conditions to the Offer" above would not be satisfied (a "Terminating Company Breach") provided, however, that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts and for so long as the Company continues to exercise such reasonable best efforts (but in no event longer than 30 days after Parent's notification to the Company of the occurrence of such Terminating Company Breach), Parent may not terminate the Merger Agreement as a result thereof; or

    (b) if prior to the Transition Time (i) the Board of Directors of the Company withdraws, modifies or changes its recommendation of the Merger Agreement or the Merger or other Transactions in a manner adverse to Parent or Purchaser or (ii) the Board of Directors of the Company shall have recommended to the stockholders of the Company any proposal involving a Competing Transaction.

  The Merger Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, before or after the approval by holders of Common Stock by action of the Board of Directors of the Company:

    (a) if there has been a Terminating Purchaser Breach; provided, however, that, if such Terminating Purchaser Breach is curable by Parent or Purchaser through the exercise of its reasonable best efforts and for so long as Parent or Purchaser continue to exercise such reasonable best efforts (but in no event longer than 30 days after the Company's notification to Purchaser of the occurrence of such Terminating Purchaser Breach), the Company may not terminate the Merger Agreement as a result thereof; or

    (b) if prior to the Transition Time (i) the Board of Directors of the Company withdraws, modifies or changes its recommendation of the Merger Agreement or the Merger or other Transactions or (ii) the Board of Directors of the Company shall have recommended to the stockholders of the Company any Competing Transaction, or resolved to do either of the foregoing after consultation with independent legal counsel, having determined in good faith that such action is required for the Board of Directors of the Company to comply with its fiduciary duties to stockholders under applicable law; provided, that any such termination of this Agreement by the Company shall not be effective until the close of business on the second (or, in the event that the party with whom the Company proposes to engage in the Competing Transaction was a participant in the competitive sale process described in "Item 4. Background of the Offer," the fifth) full business day after notice of such termination to Parent; or

    (c) if (i) Parent or Purchaser have failed to commence the Offer within five business days after the public announcement of the execution of the Merger Agreement, or (ii) Purchaser or Parent will not have purchased any Shares pursuant to the Offer by the later of 45 days after the date of this Agreement and three business days after the expiration or termination of any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any required approvals in connection with any pre-merger notification filing with the German Federal Cartel Office have been obtained or (iii) the Offer shall have been terminated without Parent or Purchaser having purchased any Shares pursuant thereto.

  Issuance of New or Treasury Shares. The Merger Agreement provides that if the Merger Agreement is terminated because of a Fiduciary Termination or if the Purchaser terminates the Offer because the Minimum Condition is not satisfied and at or prior to such time there has been publicly announced or the Company has received one or more proposals for a Competing Transaction which at the time of such termination has not been absolutely or unconditionally withdrawn or abandoned (a "Competing Transaction Termination"), the Company will not, until the expiration of one year following such termination, issue any new or treasury shares (other than pursuant to commitments in effect on the date of the Merger Agreement) unless it shall have first given Parent at least five business days advance written notice thereof (the "Issuance Notice"). Parent may, by written notice to the Company prior to the expiration of five business days from receipt of the Issuance Notice, elect to exercise the Option (as defined below) in full to acquire Shares from the stockholders party to the Stockholders Agreement. If Purchaser has exercised the Option the Company shall not thereafter issue any such shares unless Parent shall have consented in advance thereto, which consent shall not be unreasonably withheld. If at any time after the exercise of the Option, Parent beneficially owns, or if before exercise of the Option, if the Option were fully exercised Purchaser would own, less than 30% if the voting securities of the Company on a fully diluted basis, the above restrictions on the issuance of shares will immediately terminate and be of no further force or effect with respect to any issuances of shares by the Company.

  Timing. The exact timing and details of the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by Purchaser pursuant to the Offer. Although Purchaser and Parent have agreed to cause the Merger to be consummated on the terms set forth above, there is no assurance as to the timing of the Merger.

  Appraisal Rights. Stockholders do not have dissenters' rights as a result of the Offer. However, if the Merger is consummated, any Dissenting Shares held by a person (a "Dissenting Stockholder") who did not vote in favor of the Merger or consent thereto in writing and who has demanded properly in writing appraisal for such Dissenting Shares in accordance with Section 262 of the DGCL will not be converted into the right to receive, in cash, the Merger Consideration, but will become the right to receive such consideration as may be determined to be due to such Dissenting Shareholder pursuant to the laws of the State of Delaware. If, after the Effective Time, such Dissenting Stockholder withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal, its Shares shall be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration without interest. The Company will give Parent prompt notice of any demands for appraisal of shares received by the Company. The Company will not, without the prior written consent of Parent, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

  Under the DGCL, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer (or the Merger) and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the Merger. Moreover, Parent or Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer (or the Merger). THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE THEIR DISSENTERS' RIGHTS.

THE STOCKHOLDERS AGREEMENT

  The following is a summary of certain provisions of the Stockholders Agreement (the "Stockholders Agreement"), dated October 1, 1997, by and among Parent, Purchaser, Anthony J. Scotti, Benjamin J. Scotti, Myron I. Roth, Thomas Bradshaw, Sydney D. Vinnedge, Lawrence E. Lamattina and Interpublic (collectively, the "Selling Stockholders"). The summary is qualified in its entirety by reference to the Stockholders Agreement which is incorporated herein by reference and a copy of which has been filed with the Commission as
Exhibit 3 to this Schedule 14D-9.

  As a condition and inducement to Parent's and Purchaser's entering into the Merger Agreement and incurring the liabilities therein, concurrently with the execution and delivery of the Merger Agreement, the Selling Stockholders, who own or share voting power and dispositive power with respect to approximately 55.79% of the Shares (excluding Shares issuable upon exercise of options and warrants), have entered into a Stockholders Agreement. In the Stockholders Agreement, the Selling Stockholders have represented that they own, in the aggregate, 6,789,260 Shares. The Stockholders Agreement provides that nothing therein shall be construed to prohibit any Selling Stockholder or any affiliate of any Selling Stockholder who is or has been designated a member of the Board of Directors of the Company from taking any action solely in his or her capacity as a member of the Board of Directors of the Company or from exercising his or her fiduciary duties as a member of such Board of Directors.

  Agreement to Tender. Each Selling Stockholder has severally agreed to tender his Shares and any Shares subsequently acquired pursuant to exercises after the date thereof of options or warrants to purchase Common Stock or Class B Common Stock (the "Subject Shares") into the Offer in accordance with the terms and conditions of the Offer and to not withdraw any Subject Shares so tendered unless the Merger Agreement is terminated in accordance with its terms. In addition, each Selling Stockholder has agreed to sell to Purchaser, and Purchaser has agreed to purchase, all such Selling Stockholders' Subject Shares at a price per Share equal to $25.50 or such higher price per Share as may be offered by Purchaser in the Offer (the "Purchase Price"), provided that such obligation to purchase is subject to Purchaser having accepted Shares for payment under the Offer and the Minimum Condition and other conditions described in "--Merger Agreement--Conditions to the Offer" above having been satisfied, which conditions (other than the Minimum Condition) may be waived by Purchaser in its sole discretion. Notwithstanding anything to the contrary herein, the Subject Shares which are shares of Common Stock, shall not, in the aggregate for all purposes of the Stockholders Agreement, exceed 49.9% of the then outstanding shares of Common Stock, and the number of Subject Shares shall be reduced on a share-for-share basis for any Shares owned by Parent or any affiliate thereof as of the date of the Merger Agreement. In the Merger Agreement, Parent represented to the Company that, to its knowledge, neither Parent nor any affiliate thereof owned any Shares as of the date of the Merger Agreement. As of September 30, 1997, there were 5,972,759 Subject Shares, consisting of 3,502,759 shares of Common Stock and 2,470,000 shares of Class B Common Stock (approximately 48% of the outstanding Class B Common Stock) prior to giving effect to any Shares acquired pursuant to exercises after the date of the Stockholders Agreement of options or warrants to purchase Common Stock or Class B Common Stock. The Company's Restated Certificate of Incorporation provides that the Class B Common Stock, which is non-voting stock, automatically converts to Common Stock, which is voting stock, upon a Change of Control (as defined in the Restated Certificate of Incorporation). The Company believes that the execution of the Stockholders Agreement does not result in a Change of Control.

  Agreement to Vote and Grant of Proxy. Each Selling Stockholder has agreed that at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of Shares, however called, or in connection with any written consent of the holders of Shares solicited by the Board of Directors of the Company, such Selling Stockholder will appear at the meeting or otherwise cause the Proxy Shares (as such term is hereinafter defined) to be counted as present thereat for purposes of establishing a quorum and vote or consent ( or cause to be voted or consented) such Selling Stockholder's Proxy Shares (as hereinafter defined) (i) in favor of the Merger during the term of the Merger Agreement and (ii) against any Competing Transaction (as defined in the Merger Agreement) during the term of the Stockholders Agreement. "Proxy Shares" shall mean (i) the Subject Shares unless and until the Class B Common Stock shall have become voting stock, and
(ii) all
shares of voting stock of the Company from and after the time that the Class B Common Stock shall have become voting stock; provided, however, that unless and until the Transition Time shall have occurred, the Proxy Shares shall not in the aggregate exceed such amount of the then outstanding shares of voting stock of the Company as would result in the occurrence of a Change in Control under the Indenture with respect to the Senior Subordinated Notes.

  Each Selling Stockholder has granted to, and appointed Purchaser and any nominee thereof, its proxy and attorney-in-fact (with full power of substitution) during the term of the Stockholders Agreement, for and in the name, place and stead of such Selling Stockholder, to vote such Selling Stockholder's Proxy Shares, or grant a consent or approval in respect of such Selling Stockholder's Proxy Shares, in connection with any meeting of the stockholders of the Company (i) in favor of the Merger during the term of the Merger Agreement, and (ii) against any Competing Transaction during the term of the Stockholders Agreement.

  Until any such Selling Stockholder's Proxy Shares are purchased by Purchaser pursuant to the Stockholders Agreement, such Selling Stockholder shall retain the right to vote such Selling Stockholder's Proxy Shares (as well as any other Shares) for the election of directors of the Company and for any other matter other than those specified in the Stockholders Agreement.

  Option. Each Selling Stockholder has also granted to Purchaser an irrevocable option (collectively, the "Option") to purchase such Selling Stockholder's Subject Shares at a price per Share equal to the Purchase Price, exercisable in whole but not in part during the one year period after (i) a Fiduciary Termination or (ii) a Competing Transaction Termination. Any such purchase under the Option shall be subject to the expiration of any applicable waiting period under the HSR Act and any required approvals in connection with any pre-merger notification with the German Federal Cartel Office ("FCO").

  Agreement not to Transfer. Each Selling Stockholder agreed that prior to the termination of the Stockholders Agreement such Selling Stockholder will not
(a) transfer or consent to any transfer of any or all of such Selling Stockholder's Shares; (b) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Selling Stockholder's Shares or any interest therein; (c) except as described below, grant any proxy, power-of-attorney or other authorization or consent with respect to such Selling Stockholder's Shares; or (d) deposit such Selling Stockholder's Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Selling Stockholder's Shares. The Selling Stockholders may transfer all or a portion of their Shares to persons or entities who, by written instrument reasonably acceptable in form and substance to Purchaser, agree to be bound by each of the terms of the Stockholders Agreement, and any Selling Stockholder may sell any of such Stockholder's Shares in a sale which complies with Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), subject to a right of first refusal in favor of Purchaser at the Purchase Price. Prior to the Transition Time, no Selling Stockholder shall exercise any outstanding options or warrants to purchase Common Stock except (a) as necessary to avoid the expiration of such option or warrant or (b) in connection with the tender or sale of the underlying Shares to Purchaser or its affiliates.

  Termination of the Stockholders Agreement. The Stockholders Agreement terminates upon the earlier of (a) the date that is one year following a Competing Transaction Termination or a Fiduciary Termination or immediately on the date upon which the Merger Agreement otherwise terminates in accordance with its terms or (b) the Effective Time.

SCOTTI AGREEMENT NOT TO COMPETE AND SCOTTI AMENDMENT TO EMPLOYMENT AGREEMENT

  The following is a summary of certain provisions of the agreement relating to noncompetition, nonsolicitation, nondisclosure and other matters by and between the Company and Anthony J. Scotti (the "Agreement Not to Compete") and Fifth Amendment to Employment Agreement by and between the Company and Anthony
J. Scotti (the "Amendment to Employment Agreement") entered into in connection with the

Merger Agreement. The summary is qualified in its entirety by reference to the Agreement Not to Compete and Amendment to Employment Agreement which are incorporated herein by reference and a copy each of which has been filed with the Commission as Exhibit 4 and Exhibit 5, respectively, to this Schedule 14D-9.

  Under his employment agreement, as amended, with the Company, Anthony J. Scotti has the right, upon a change of control of the Company, to terminate his employment and compete with the Company. Upon the insistence of Parent and Purchaser and to induce Parent and Purchaser to enter into the Merger Agreement, the Company and Anthony J. Scotti entered into the Agreement Not to Compete and Amendment to Employment Agreement.

  Pursuant to the Agreement Not to Compete, effective as of and only upon the occurrence of the time Purchaser purchases more than 50% of the Shares (the "Non Compete Time"), Mr. Scotti has agreed that: (a) he will resign (i) as Chief Executive Officer of Company, (ii) from the Board of Directors of the Company (and all committees thereof), (iii) from the Boards of Directors (and all committees thereof) of all Company Subsidiaries of which he is a member, and (iv) any other position of employment or engagement which he may occupy in the Company or any affiliate of the Company and waive his right to further compensation and benefits under his employment agreement, except for certain specified benefits; and (b) during the period commencing at the Non Compete Time and continuing until December 1, 1999, (i) he will not engage in any activity which is competitive with the Company's "game show business" or "music business" (each as defined in the Agreement Not to Compete) (subject to certain exceptions relating to musical compositions or performances of family members of Mr. Scotti); (ii) he will not solicit or entice away any employee or independent contractor of the Company or performer engaged by the Company;
(iii) he will not discuss or negotiate with respect to television projects which were submitted to or in development with the Company prior to the Non Compete Time, unless they are resubmitted to the Company after the Non Compete Time; and (iv) he will not reveal any trade secrets or confidential information of or about the Company. In addition, under the Agreement Not to Compete and effective as January 1, 1998, Mr. Scotti has agreed to exercise his existing option to sublease from the Company the Gulfstream aircraft leased by the Company and to assume all of the Company's obligations under the aircraft lease. After the Non Compete Time but prior to January 1, 1998, Mr. Scotti will have the exclusive use of the aircraft but will be responsible for all costs incurred in connection with the aircraft after the Transition Time. In consideration of the matters described in (b,(i),(ii) and (iii) above, the Company has agreed to pay to Mr. Scotti approximately $2,900,000 (which amount is less than the compensation due to Mr. Scotti over the term of his employment agreement), subject to appropriate adjustment if the Non Compete Time does not occur by December 1, 1997.

  Under the Amendment to Employment Agreement, the Company has agreed to indemnify Mr. Scotti for any interest and penalties payable to any taxing authority in connection with his agreement to report certain income to be received by him as a result of the Merger and the Transactions in accordance with the Form W-2 to be provided by the Company. The Company has also reaffirmed its pre-existing agreement to reimburse Mr. Scotti for any federal, state or local excise tax ("Excise Tax"), and any additional taxes to which he may be subject, on any payments to Mr. Scotti from the Company as a result of accelerated vesting of this option grant upon a change in control or otherwise, up to a maximum reimbursement equal to twice the amount of such Excise Tax.

CONFIDENTIALITY AGREEMENT

  The following is a summary of certain provisions of the Confidentiality Agreement, dated as of November 20, 1995 (terminated December 7, 1995 and reinstated February 16, 1996), between Pearson Television Limited
("Pearson TV") and the Company (the "Confidentiality Agreement"). This summary is qualified in its entirety by reference to the Confidentiality Agreement which is incorporated herein by reference and a copy of which has been filed with the Commission as Exhibit 6 to the Schedule 14D-9. The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, Pearson TV and its affiliates, including Parent, agreed to keep confidential all nonpublic, confidential or proprietary information furnished to it by the Company relating to the Company, subject to certain exceptions (the "Confidential Information"), and to use the Confidential Information solely for the purpose of evaluating a possible transaction involving the Company and

Parent. The Confidentiality Agreement also contains customary non-solicitation and standstill provisions. The Company has agreed that such standstill provisions will not be applicable to the Offer or the Merger Agreement, or after the earlier to occur of (a) a Fiduciary Termination, (b) a Competing Transaction Termination, (c) November 20, 1997, or (d) the Transition Time.

CERTAIN ARRANGEMENTS WITH RESPECT TO INTERPUBLIC

  Interpublic owns one percent (1%) of Fremantle International, Inc., the other 99% of which is owned by the Company. In connection with negotiations relating to the Merger Agreement, discussions were held with respect to the acquisition by Purchaser or Parent of an option to acquire such minority interest from Interpublic. No agreement was reached.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

 Recommendation of the Board of Directors.

  THE COMPANY'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY AND RECOMMENDS THAT ALL STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER ALL THEIR SHARES PURSUANT TO THE OFFER. THE BOARD OF DIRECTORS CONSIDERED A NUMBER OF FACTORS IN REACHING ITS CONCLUSION. SEE "REASONS FOR THE RECOMMENDATION."

  As set forth in the Offer Documents, Purchaser will purchase Shares tendered prior to the close of the Offer if the Minimum Condition has been satisfied by that time and if all other conditions to the Offer have been satisfied (or waived). Stockholders considering not tendering their Shares in order to wait for the Merger should note that if the Minimum Condition is not satisfied or any of the other conditions to the Offer are not satisfied, Purchaser is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger. Under the DGCL, the approval of the Company's Board of Directors and the affirmative vote of the holders of a majority of the outstanding voting shares of the Company are required to approve the Merger. Accordingly, if the Minimum Condition is satisfied and subsequent to such satisfaction, no options or warrants of the Company are exercised, Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other stockholder. Further, under the DGCL, if Purchaser acquires at least 90% of the then outstanding Shares of each then outstanding class of shares of the Company, Purchaser will be able to approve the Merger without a vote of the Company's stockholders.

  The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Tuesday, November 4, 1997, unless Parent, in its sole discretion, elects to extend the period of time for which the Offer is open. A copy of the press release issued by the Company on October 1, 1997 announcing the Merger and the Offer is filed as Exhibit 7 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

 Background of the Offer.


  In late October 1995, at the invitation of Parent, Anthony J. Scotti, President and Chief Executive Officer of the Company, and Thomas Bradshaw, Executive Vice President and Chief Financial Officer, had preliminary discussions concerning the Company's business with representatives of Pearson TV.

  On November 20, 1995, Parent and the Company executed a confidentiality agreement (the "Confidentiality Agreement") and the Company provided to Pearson TV certain limited confidential non-public information concerning the Company. In early December 1995, the Company decided not to proceed with any further discussions with Parent or its affiliates. At the Company's request, all discussions were terminated and the Company requested that Parent return all confidential information previously provided.

  On February 16, 1996, following renewed contact between Parent and the Company, the Company sent a letter reinstating the Confidentiality Agreement. In March and April 1996, the Company provided additional information to Parent and representatives of the Company had several meetings with representatives of Parent and Pearson TV. Discussions were subsequently terminated in April 1996 when it became clear that Parent was not interested in proceeding with a transaction based on a premium to the Company's then market price at a level believed by management to be adequate.

  In October 1996, in order to substantially increase its liquidity, the Company effected a recapitalization plan which included an increase of its secured bank facility to $155 million, and the refinancing of its outstanding $60 million of convertible debentures with $100 million of Senior Subordinated Notes.

  In late January 1997, the Company was again contacted by representatives of Pearson TV. The Company informally retained the services of Danielle Kadeyan of Media Finance Inc. ("Media Finance") to act as intermediary. Media Finance prepared an information book concerning the Company which was provided to Pearson TV in a meeting on February 12, 1997. In March and April 1997, Ms. Kadeyan had discussions with representatives of Pearson TV and Lazard Freres & Co. LLC ("Lazard"), its financial advisor, and separate discussions with representatives of several other parties that had contacted the Company concerning a possible strategic transaction. The discussions between Ms. Kadeyan and Lazard included discussions concerning the range of value of the Company's Common Stock.

  In May 1997, management of the Company determined to consider a possible transaction on a more formal and competitive basis. Accordingly, on May 15, 1997, the Company retained Goldman, Sachs & Co. ("Goldman Sachs") and Media Finance to represent the Company as financial advisors in a possible sale transaction. Upon advice from its financial advisors, the Company determined to conduct a competitive sale process unless Parent promptly submitted a preemptive offer.

  In late May 1997, representatives of Goldman Sachs contacted representatives of Lazard to offer Parent a limited opportunity to submit a preemptive bid for the Company prior to the commencement of a formal competitive sale process. Parent declined to submit a bid at that time because its bid would not be in a range which the Company then considered preemptive.

  In June through August 1997, the Company, Goldman Sachs and Media Finance contacted multiple potential bidders, and the Company began negotiating and executing confidentiality agreements with interested qualified parties. The Company provided an information book prepared by Goldman Sachs with the assistance of Media Finance based on information provided by the Company's management, to such parties. The Company also allowed certain of the potential bidders to conduct preliminary due diligence examinations and provided them with access to key members of management.

  On July 30, 1997, the Company's Board of Directors held a special meeting at its offices in Santa Monica, California in which the Board was apprised of developments to date.

  On September 3, 1997, Goldman Sachs, on behalf of the Company, invited Pearson TV and certain other selected potential bidders to submit their best offers to acquire the Company by September 22, 1997. The Company provided access to a data room containing its contracts and other documents to these selected bidders.

  On September 9, 1997, representatives of Parent and Lazard met with representatives of the Company and Goldman Sachs in Los Angeles, California to discuss the potential transaction. Representatives of the Company mailed a letter to Parent transmitting a draft of the Merger Agreement. On September 9 and 10, 1997, representatives of Parent, Parent's outside counsel, O'Melveny & Myers LLP ("O'Melveny") and other representatives of Parent conducted extensive legal and financial due diligence. Representatives of the Company also met with and provided due diligence information to other potential bidders.

  On September 15, 1997, the Company issued a press release stating that it was in preliminary discussions with third parties concerning a possible sale of the Company and that it had retained Goldman Sachs and Media Finance in connection therewith. Following such announcement, the Company received inquiries from representatives of several additional potential bidders during such period.

  On September 23, 1997, Parent submitted a proposal to the Company with a purchase price of $25.50 per Share. At that time, Parent also submitted a mark-up of the Company's form of Merger Agreement and a draft of the Stockholders Agreement and confirmed that it would not require financing to complete the proposed transaction.

  On September 24, 1997, the Company's Board of Directors held a special telephonic meeting to consider the bid received by Pearson and, after reviewing the status of all alternatives, authorized the appropriate officers of the Company to negotiate with Pearson with respect to its offer.

  On September 26, 1997, revised drafts of the Merger Agreement and a revised form of Stockholders Agreement to be executed by certain Company stockholders were delivered to Parent, O'Melveny and Lazard for their review.

  On September 28, 1997, representatives of the Company, Parent, Goldman Sachs, Lazard, the Company's outside counsel, Kaye, Scholer, Fierman, Hays & Handler, LLP ("Kaye, Scholer"), Stroock & Stroock & Lavan LLP ("Stroock"), personal counsel to Anthony J. Scotti, and O'Melveny met in the offices of Kaye, Scholer to begin negotiations of the terms of the Merger Agreement and ancillary agreements.

  On September 29, 1997, representatives of the Company, Lazard and O'Melveny met in the offices of Kaye, Scholer and telephonically with representatives of Parent, Goldman Sachs, Kaye, Scholer and Stroock to finalize negotiations of the Merger Agreement and ancillary agreements.

  On September 30, 1997, the Company's Board of Directors held a special meeting at its offices in Santa Monica, California to consider the Merger Agreement, the Offer, the Merger and the Transactions contemplated thereby. All of the Company's directors were present at the meeting. At the meeting, the Board reviewed the Merger Agreement, the Offer, the Merger and the transactions contemplated thereby with the Company's management, representatives of Kaye, Scholer and representatives of Goldman Sachs and Media Finance. The Board heard a presentation by the Company's legal counsel with respect to the members' fiduciary duties and the terms of the proposed Offer and Merger (and related ancillary agreements) and by representatives of Goldman Sachs with respect to the financial terms of the proposed Offer and the Merger. The Board discussed among themselves and with the Company's management and advisors alternatives reasonably available to the Company. At the conclusion of their presentation, Goldman Sachs delivered its oral opinion to the Board (subsequently confirmed in writing) to the effect that, as of the date of such opinion, the $25.50 per Share in cash to be received by the holders of Shares pursuant to the Offer and the Merger was fair from a financial point of view to such holders (other than Parent and its subsidiaries).

  Based upon such discussions, presentations and opinion, the Board unanimously (a) approved the Offer, the Merger and the Merger Agreement, in the form presented to the Board, and the transactions contemplated by the Merger Agreement, (b) recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the transactions contemplated thereby and (c) approved the acquisition of Common Stock and Class B Common Stock by Parent and/or Purchaser pursuant to the Merger or the Offer, for the purpose of exempting Parent and/or Purchaser from Section 203 of the DGCL in connection with any such acquisition. The Board of Directors also approved Parent as an "Interested Stockholder" within the meaning of Section 203 of the DGCL with respect to the Merger, any acquisition of Shares pursuant to the Stockholders Agreement or the Offer or any of the other Transactions.

  On October 1, 1997, the day following Board approval, (a) representatives of the Company, Parent and Purchaser signed the Merger Agreement, (b) simultaneously with the execution of the Merger Agreement representatives of Parent and Purchaser, Anthony J. Scotti, Benjamin J. Scotti, Myron I. Roth, Thomas Bradshaw, Sydney D. Vinnedge, Lawrence E. Lamattina and a representative of Interpublic signed the Stockholders Agreement (c) Anthony J. Scotti and a representative of the Company signed the Agreement Not to Compete, (d) Anthony J. Scotti and a representative of the Company signed the Amendment to Employment Agreement, and (e) shortly thereafter Parent and the Company each issued a press release with respect to the Offer and the Merger.

 Reasons for the Recommendation

  In reaching its conclusions described above, the Company's Board of Directors considered a number of factors, including, without limitation, the following:

    1. the financial and other terms and conditions of the Offer and the Merger Agreement;

    2. the Company's business, financial condition, results of operations, assets, liabilities, business strategy and prospects, as well as various uncertainties associated with those prospects;

    3. The fact that the $25.50 per Share to be paid in the Offer and the Merger represented;

      a. a 98.3% premium to the closing price per Share on May 15, 1997, the date that Goldman Sachs and Media Finance were retained to represent the Company in a possible sale transaction;

      b. a 17.6% premium to the closing price per Share on September 15, 1997, the day that the Company issued a press release stating that it was in preliminary discussions with third parties concerning a possible sale of the Company;

      c. an 8.0% premium to the closing price per Share on September 30, 1997, the day prior to the signing of the Merger Agreement and the issuance of the press release with respect to the Offer and the Merger;

    4. the fact that such price would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by the Company's stockholders;

    5. the fact that the Offer and the Merger would not be subject to any financing condition, that Parent has represented that the funds necessary to consummate the Offer and the Merger will be provided and has agreed to cause Purchaser to fully perform all of Purchaser's obligations under the Merger Agreement;

    6. the opinion of Goldman Sachs, delivered on September 30, 1997, to the effect that, as of such date, the $25.50 per Share in cash to be received by the holders of Shares pursuant to the Offer and the Merger was fair from a financial point of view to such holders (other than Parent and its subsidiaries). The full text of the letter confirming Goldman Sachs' oral opinion, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with such opinion is attached hereto as Exhibit 8 (also attached hereto as Annex B) and is incorporated herein by reference. Goldman Sachs' opinion was provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Merger Agreement, and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to, or whether or not any holder of Shares should tender such Shares into the Offer in connection with, such transaction. HOLDERS OF SHARES ARE URGED TO, AND SHOULD, READ GOLDMAN SACHS' LETTER IN ITS ENTIRETY;

    7. the likelihood that the proposed Merger would be consummated, including the terms of the Merger Agreement related thereto and the reputation and experience of Parent;

    8. a review of possible values realizable by the Company's stockholders through other strategic alternatives;

    9. the fact that, to the extent required by the fiduciary obligations of the Company's Board of Directors to the stockholders under the DGCL, the Company retained the legal right to terminate the Merger Agreement in order to approve a tender offer or exchange offer for the Shares or other proposed business combination by a third party on terms more favorable to the Company's stockholders than the Offer and the Merger taken together, upon the payment of $3,500,000 upon demand after such termination and if, within 12 months after such termination, a Competing Transaction is consummated, an additional $3,500,000 concurrently with the consummation of such Competing Transaction and Parent's expenses associated with the Offer and the Merger (limited to $500,000). See Item 3. "Identity and Background--Merger Agreement-Expenses" and "--Termination of the Merger Agreement";

    10. the requirement by Parent, as a condition to entering into the Merger Agreement, that the Selling Stockholders enter into the Stockholders Agreement with respect to 49.9% of the outstanding Common

  Stock and approximately 48% of Class B Common Stock, including the deleterious effect that entering into such agreement would have on potential subsequent Competing Transactions; and

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The Company retained Goldman Sachs and Media Finance as its financial advisors in connection with the Offer and the Merger. Pursuant to a letter agreement dated as of May 15, 1997, the Company will pay Goldman Sachs a transaction fee of .55% of the aggregate consideration paid and debt assumed in the Offer and the Merger plus 1.0% of the amount paid by Purchaser in excess of $25 per Share but less than $29 per Share, plus 2.7% of the amount paid by Purchaser in excess of $29 per Share. In addition to the foregoing compensation, the Company has agreed to reimburse Goldman Sachs for its out-of-pocket expenses, including reasonable fees and expenses of its counsel and to indemnify Goldman Sachs against certain liabilities and expenses arising out of the engagement and the transactions in connection therewith, including certain liabilities under the federal securities laws.

  In addition, pursuant to a letter agreement dated May 15, 1997, the Company will pay Media Finance a transaction fee of .35% of the aggregate consideration paid and debt assumed in the Offer and the Merger plus .65% of the amount paid by Purchaser in excess of $25 per Share but less than $29 per Share, plus .95% of the amount paid by Purchaser in excess of $29 per Share. In addition to the foregoing compensation, the Company has agreed to reimburse Media Finance for its out-of-pocket expenses, including reasonable fees and expenses of its counsel and to indemnify Media Finance against certain liabilities and expenses arising out of the engagement and the transactions in connection therewith, including certain liabilities under the federal securities laws.

  Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer and the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) During the past sixty days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate, or subsidiary of the Company.

  (b) To the best knowledge of the Company, all of its executive officers and directors currently intend to tender pursuant to the Offer all Shares owned by them. As of October 1, 1997, the executive officers and directors as a group beneficially owned 5,099,710 shares of Common Stock (representing 61.2% of the Common Stock) and 748,500 shares of Class B Common Stock (representing 12.69% of the Class B Common Stock) and Interpublic beneficially owned 580,000 shares of Common Stock (representing 8.26% of the Common Stock) and 2,470,000 shares of Class B Common Stock (representing 47.96% of the Class B Common Stock).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in
Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

SECTION 203

  As a Delaware corporation, the Company is subject to Section 203 of the DGCL ("Section 203"). Section 203 would prevent an "Interested Stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "Business Combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an Interested Stockholder unless: (i) before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination, (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock ownership plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. In accordance with the provisions of the Company's Restated Certificate of Incorporation and Section 203, the Board of Directors of the Company has approved the Merger Agreement and the Stockholders Agreement and Purchaser's acquisition of Shares pursuant to the Offer and the Merger and the Transactions contemplated by the Merger Agreement and, therefore, the restrictions of Section 203 are inapplicable to the Merger, the Offer, the Stockholders Agreement and the related Transactions.

ANTITRUST

  Under the HSR Act and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC, and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer is subject to such requirements.

  Pursuant to the requirements of the HSR Act, Parent filed the required Notification and Report Forms (the "Forms") with the Antitrust Division and the FTC on October 7, 1997, and the Company expects to file the Forms with such agencies on October 8, 1997. The statutory waiting period applicable to the purchase of Shares pursuant to the Offer is to expire at 11:59 P.M., New York City time, on Wednesday, October 22, 1997. However, prior to such date, the Antitrust Division or the FTC may extend the waiting periods by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after substantial compliance by Parent with such request. Thereafter, such waiting periods can be extended only by court order. A request is being made pursuant to the HSR Act for early termination of the applicable waiting period. There is no assurance, however, that the waiting period will be terminated early. The Merger Agreement provides that, if by the expiration of the Offer, the applicable waiting period under the HSR Act shall not have expired or been terminated, Parent may, without the consent of the Company, extend the Offer for an aggregate period of not more than 10 business days beyond the latest applicable date that the Offer may otherwise be extended.

  The Antitrust Division and the FTC frequently scrutinize the legality of transactions under the antitrust laws. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties may also bring legal actions under the antitrust laws. There is no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Item 3,

"Identity and Background--Merger Agreement--Conditions to the Obligations of Each Party" and "--Conditions to the Obligations of Parent and Purchaser."

  Germany. The Company conducts certain operations in Germany. Therefore, the acquisition of the Company by the Purchaser would have an effect within the area of application of the ARC pursuant to Section 98, paragraph 2 of the ARC. Consequently, the proposed acquisition constitutes a merger subject to merger control by the FCO. As the consolidated world-wide turnover of the Purchaser in the financial year ended 31 December 1996 exceeded DM 2 billion, the proposed acquisition must be notified to the FCO prior to completion and a filing is therefore being submitted to the FCO. Under the ARC, the substantive test for clearance is whether the notified merger will create or strengthen a dominant market position and, if so, whether any such dominance is likely to be outweighed by any countervailing competitive benefits from the merger. After filing the pre-merger notification, completion of the proposed acquisition will need to be suspended until either (i) the applicable waiting periods under the ARC have expired without the FCO having prohibited the acquisition, or (ii) the FCO has notified the parties that the conditions for prohibiting the proposed acquisition are not fulfilled. The Merger Agreement provides that the respective obligations of each party to consummate the Merger are subject to the satisfaction of certain conditions, including that any required approvals in connection with any pre-merger notification filing with the FCO shall have been obtained and shall remain in full force and effect.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement and Plan of Merger, dated as of October 1, 1997, by and among Parent, Purchaser and the Company

Exhibit 2   Restated Bylaws of the Company

Exhibit 3 Stockholders Agreement, dated as of October 1, 1997, by and among Parent, Purchaser and Anthony J. Scotti, Benjamin Scotti, Myron Roth, Thomas Bradshaw, Sydney D. Vinnedge, Lawrence E. Lamattina and The Interpublic Group of Companies, Inc.

Exhibit 4 Agreement Not to Compete, dated October 1, 1997, by and between the Company and Anthony J. Scotti

Exhibit 5 Fifth Amendment to Employment Agreement between All American Communications, Inc. and Anthony J. Scotti

Exhibit 6 Confidentiality Agreement, dated as of November 20, 1995 (terminated December 7, 1995 and reinstated February 16, 1996), between Pearson Television Limited (a subsidiary of Parent) and the Company. Letter dated as of October 1, 1997 regarding Confidentiality Agreement and Standstill Provisions

Exhibit 7   Press Release of the Company, issued October 1, 1997

Exhibit 8 Letter of Goldman, Sachs & Co., dated October 6, 1997, confirming its oral opinion delivered to the Board of Directors of the Company on September 30, 1997 (Attached to Schedule 14D-9 mailed to stockholders as Annex B)

Exhibit 9 Letter, dated October 7, 1997, from Anthony J. Scotti to the stockholders of the Company (included with Schedule 14D-9 mailed to stockholders)

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 7, 1997

                                         ALL AMERICAN COMMUNICATIONS, INC.

                                         By:  /s/ Anthony J. Scotti
                                            ___________________________________
                                         Name:Anthony J. Scotti
                                         Title:Chairman and Chief Executive
                                          Officer

                                                                        ANNEX A

                       ALL AMERICAN COMMUNICATIONS, INC.
                            808 WILSHIRE BOULEVARD
                        SANTA MONICA, CALIFORNIA 90401
                                (310) 656-1100

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

  This Information Statement is being mailed on or about October 7, 1997, with the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of All American Communications, Inc., a Delaware corporation, (the"Company") with respect to the Offer to Purchase dated October 7, 1997 (as supplemented, the "Offer to Purchase") of Pearson Merger Company, Inc. ("Purchaser"), a Delaware corporation and a wholly-owned indirect subsidiary of Pearson plc, a corporation organized under the laws of England ("Parent"). Purchaser is offering to purchase all outstanding shares of Common Stock, par value $.0001 per share (the "Common Stock") and Class B Common Stock, par value $.0001 per share (the "Class B Common Stock" and with the Common Stock, the "Shares"), of the Company at a price of $25.50 per Share, net to the seller in cash (the "Offer"). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 1, 1997 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser (the "Purchaser Designees") to at least a majority of the seats on the Board of Directors (the "Board") of the Company pursuant to the Merger Agreement. The Merger Agreement is more fully described under Item 3 of the Schedule 14D-9, to which this Information Statement is attached as Annex A. Capitalized terms used and not defined herein have the same respective meanings assigned to them in the Schedule 14D-9.

  The following information is based upon the Company's Proxy Statement, dated as of July 8, 1997, and except as indicated, such information is given as of that date.

  The information with respect to the Purchaser Designees has been supplied to the Company by Purchaser for inclusion or incorporation by reference herein, and the Company assumes no responsibility for the accuracy or completeness of such information.

  This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

THE PURCHASER DESIGNEES

  Pursuant to the Merger Agreement and subject to compliance with applicable law, promptly upon the acceptance for payment of, and payment for, Shares constituting a majority of the then outstanding Shares by Purchaser pursuant to the Offer, Purchaser at any time and from time to time shall be entitled to designate such number of directors (rounded up to the next whole number) on the Board of the Company as will give Purchaser that percentage of the total number of directors on the Board (giving effect to the election of any additional directors) equal to the percentage of then outstanding Shares owned by Parent or Purchaser (provided that such percentage of the total number of directors shall not be less than a majority of the Board). The Merger Agreement further provides that at least two directors who were directors of the Company as of the date of the Merger Agreement and who are not officers of the Company (each such director, an "Independent Director") shall continue to serve on the Board until the effectiveness of the Merger; provided, however, that if the number of Independent Directors shall be reduced below two for any reasons whatsoever, the remaining Independent Directors or other directors, as applicable, shall fill such vacancy or vacancies by designation of a person or persons eligible to serve pursuant to the terms of the Merger Agreement. The Company has agreed to take all action necessary to effect the election of the Purchaser Designees to the Board, including, in connection therewith, increasing the size of the Board or seeking and obtaining the resignation of such number of its current directors or both to enable the Purchaser Designees to be elected to the Board as provided above.

  Purchaser has informed the Company that it will choose the Purchaser Designees from the persons listed in Schedule I to this Schedule 14D-9. Purchaser has informed the Company that each of the persons listed in Schedule I to this Schedule 14D-9 has consented to act as a director, if so designated.

  The Purchaser Designees are expected to assume office at any time or from time to time following the purchase by Purchaser of the specified minimum number of Shares pursuant to the Offer, which purchase cannot be earlier than November 4, 1997.

CERTAIN INFORMATION CONCERNING THE COMPANY

  The authorized stock of the Company consists of (a) 40,000,000 shares of common stock consisting of (i)20,000,000 shares of Common Stock and (ii) 20,000,000 shares of Class B Common Stock and (b) 5,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). As of October 1, 1997, (a) 17,981 shares of the Common Stock issued and outstanding before the Company's March 20, 1992 4-for-1 reverse stock split but not exchanged for certificates representing the Company's post-split Common Stock were issued and outstanding (4,495.25 equivalent shares of post-split Common Stock), 7,015,062 shares of Common Stock and 5,149,650 shares of Class B Common Stock were issued and outstanding, (b) 80,000 shares of Common Stock and 578,200 shares of Class B Common Stock were held in the treasury of the Company, (c) 30,000 shares of restricted Common Stock were awarded in August 1994 but not issued, and (d) no shares of Preferred Stock were issued and outstanding. The shares of Common Stock presently constitute the only class of voting securities of the Company. Each share of Common Stock entitles its record holder to one vote. Stockholders of the Company do not have cumulative voting rights. The Board currently consists of ten members.

THE CURRENT MEMBERS OF THE BOARD AND EXECUTIVES OFFICERS OF THE COMPANY

  To the extent the Board will consist of persons who are not Purchaser Designees, the Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign. The current directors and executive officers of the Company and their ages, positions and terms of office with the Company as of July 8, 1997 are set forth below.

                NAME                AGE                 POSITION
                ----                ---                 --------
 Anthony J. Scotti**..............   57 Chairman and Chief Executive Officer

 Myron I. Roth**..................   64 President, Chief Operating Officer and
                                        Director

 Thomas Bradshaw**................   54 Chief Financial Officer, Senior
                                        Executive Vice
                                        President and Director
 Sydney D. Vinnedge...............   53 Senior Executive Vice President and
                                        Director

 Benjamin J. Scotti...............   60 Senior Executive Vice President,
                                        Executive Vice
                                        President--All American Music Group and
                                        Director

 Lawrence E. Lamattina............   52 Chief Executive Officer, President--All
                                        American/Fremantle Television Group and
                                        Director

 Gordon C. Luce+*.................   71 Director

 R. Timothy O'Donnell+*++.........   42 Director

 David A. Mount+*++...............   54 Director

 Eugene P. Beard..................   62 Director

--------
 * Member of Stock Option Committee
** Member of Executive Committee
 + Member of Compensation Committee
++ Member of Audit Committee

  Each of the persons listed above (other than Messrs. Lamattina, O'Donnell, Mount and Beard) assumed their respective positions listed above on February 25, 1991, the date on which Scotti Brothers Entertainment Industries, Inc. ("SBEI") merged (the "SBEI Merger") into All American Television, Inc. ("AATV"), which was the legal predecessor to the Company. Prior to such date, Anthony J. Scotti and Mr. Vinnedge were already directors of AATV.

  ANTHONY J. SCOTTI was a co-founder of the Company and has been a director of the Company since its inception in 1982. He became Chairman and Chief Executive Officer on February 25, 1991. Mr. Scotti served as a consultant to Carolco Pictures Inc. (motion picture production) and was a director of LIVE Entertainment, Inc. (entertainment software) from November 1988 until his resignation in May 1996. Mr. Scotti was the non-executive Chairman of the Board of LIVE Entertainment from November 1992 until his resignation from such position in March 1996. He is the brother of Benjamin J. Scotti.

  MYRON I. ROTH joined SBEI in December 1990 as President and Chief Operating Officer, and he assumed the same titles and became a director of the Company on February 25, 1991. Mr. Roth is a member of the Board of Directors of the Recording Industry Association of America.

  THOMAS BRADSHAW was a director, Senior Executive Vice President and Chief Financial Officer of SBEI from 1985 and, on February 25, 1991, he assumed the same positions at the Company. In addition, Mr. Bradshaw was a director of LIVE Entertainment, Inc. from December 1988 to November 1993.

  SYDNEY D. VINNEDGE is a co-founder of the Company and has been a director of the Company since its inception in 1982. Since February 25, 1991, Mr. Vinnedge has served as Senior Executive Vice President of the Company.

  BENJAMIN J. SCOTTI co-founded the predecessor to SBEI in 1974 and served as Co-Chairman of SBEI until February 25, 1991. Since February 25, 1991, Mr. Scotti has been Senior Executive Vice President of the Company, Senior Executive Vice President of All American Music Group (a subsidiary of the Company) and a Director of the Company. He is the brother of Anthony J. Scotti.

  LAWRENCE E. LAMATTINA became Chief Executive Officer and President of All American/Fremantle Television Group (an operating division of the Company) on August 3, 1994 and a director of the Company on October 12, 1994. Since May 1989, he has been Chairman of the Board of Fremantle International, Inc. and Chairman and Chief Executive Officer of EC TV, a division of The Interpublic Group of Companies, Inc. ("Interpublic"). Mr. Lamattina also continues to act as a consultant to Interpublic with respect to areas that are not competitive with the Company.

  GORDON C. LUCE is a senior advisor to Eastman & Benirschke Financial Group (financial planning and insurance brokerage), a position which he has held from July 1990 to the present. Mr. Luce is a member of the Board of Directors of PS Group (a diversified investment company) and Molecular Biosystems, Inc. (a medical research enterprise) and is currently a member of the Board of Trustees of the University of Southern California and the Chairman of Scripps Health. He became a director of the Company on February 25, 1991. Mr. Luce was a director of Carolco Pictures, Inc. until his resignation in November 1995.

  R. TIMOTHY O'DONNELL was elected to the Company's Board effective January 2, 1992. He is President of Jefferson Capital Group, Ltd., a privately held investment banking group co-founded by Mr. O'Donnell in September 1989. In February 1996, Mr. O'Donnell resigned from his directorship of LIVE Entertainment, Inc. which he had held since 1988. Mr. O'Donnell has been a director of Shorewood Packaging Corporation (packager for records, videos and cassettes) since October 1991 and a director of Cinergi Pictures Entertainment Inc. (motion picture production) since March 1994.

  DAVID A. MOUNT was appointed a director of the Company on May 5, 1994. In March 1995, Mr. Mount was named Chairman and Chief Executive Officer of WEA, Inc. Prior to that time, Mr. Mount had been President and Chief Executive Officer of Warner/Elektra/Atlantic Corporation, a division of Time Warner, Inc., since October 1993. Mr. Mount was President and Chief Executive Officer of LIVE Entertainment Inc. from December 1991 through September 1993. In addition, Mr. Mount served as a director of LIVE Entertainment in 1989 and from December 1991 to December 1993. On February 2, 1993, LIVE Entertainment filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code and emerged pursuant to a plan of reorganization on March 17, 1993. From August 1989 to June 1993, Mr. Mount was President of LIVE Home Video Inc., a subsidiary of LIVE Entertainment. He was Chief Executive Officer of LIVE Home Video from August 1989 to October 1993.

  EUGENE P. BEARD became a member of the Board on October 12, 1994. Mr. Beard has been the Vice Chairman--Finance and Operations of Interpublic since October 1995, was Executive Vice President--Finance and Operations of Interpublic prior to that time and has served as a director of Interpublic since 1982. Mr. Beard is a member of the Board of Directors of Brown Brothers Harriman 59 Wall Street Fund, Inc. (diversified investment fund) and Micrografx, Inc. (computer software).

BOARD MEETINGS AND COMMITTEES

  The Board has a standing Audit Committee, Compensation Committee, Stock Option Committee and Executive Committee. The Audit Committee, which held one meeting during fiscal 1996, consists of R. Timothy O'Donnell and David A. Mount. The Audit Committee recommends engagement of the Company's independent accountants and is primarily responsible for approving the services performed by the Company's independent accountants and for reviewing and evaluating the Company's accounting principles and its system of internal accounting controls. The Compensation Committee consists of Gordon C. Luce, R. Timothy O'Donnell and David A. Mount. The Compensation Committee held no formal meetings during fiscal 1996, but it acted by unanimous written consent on one occasion. The Compensation Committee was appointed to assist in the establishment of executive compensation of its senior management and the performance goals of the Company and to administer the Company's 1994 Stock Incentive Plan (the "1994 Plan"). The Stock Option Committee consists of R. Timothy O'Donnell, Gordon C. Luce and David A. Mount. The Stock Option Committee is responsible for administering the Company's 1991 Incentive Stock Option Plan, as amended (the "1991 Plan"). The Stock Option Committee did not meet during fiscal 1996, but it acted by unanimous written consent on one occasion. The Executive Committee consists of Anthony J. Scotti, Myron Roth and Thomas Bradshaw. The Executive Committee assists the Board in the overall management of the business and affairs of the Company. The Executive Committee did not meet during fiscal 1996 but acted by unanimous written consent on one occasion.

  During the 1996 fiscal year, the Company's Board met three times. All members participated in one meeting, Messrs. O'Donnell and Vinnedge each were absent from one meeting and Mr. Mount was absent from two meetings. Additionally, the Board acted by unanimous written consent on two occasions.

                    PRINCIPAL HOLDERS OF VOTING SECURITIES
             SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS(/1/)

  The following table sets forth information as of October 1, 1997 concerning the beneficial ownership of certain securities of the Company by (i) each person who is known to the Company to be a beneficial owner of more than five percent of the outstanding Common Stock or Class B Common Stock of the Company, (ii) each of the current directors of the Company, and (iii) all current directors, the Chief Executive Officer and the four most highly compensated officers of the Company who served in such capacities during the 1996 fiscal year, as a group. Unless otherwise specified, the address of each beneficial owner listed below is 808 Wilshire Boulevard, Santa Monica, California 90401-1810.

                                                                     PERCENT OF
                                           PERCENT OF    CLASS B      CLASS B
                             COMMON STOCK COMMON STOCK COMMON STOCK COMMON STOCK
                             BENEFICIALLY BENEFICIALLY BENEFICIALLY BENEFICIALLY
                               OWNED(2)      OWNED       OWNED(2)      OWNED
                             ------------ ------------ ------------ ------------
Anthony J. Scotti(3).......   3,448,465      41.96%       450,000       8.04%
Benjamin J. Scotti(4)......   1,445,995      20.34%        30,000          *
Myron I. Roth(5)...........     440,850       6.12%        50,000          *
Thomas Bradshaw(6).........     385,850       5.38%       145,000       2.74%
Sydney D. Vinnedge(7)......     153,875       2.16%         9,000          *
Lawrence E. Lamattina(8)...     155,000       2.15%        37,500          *
Gordon C. Luce(9)..........       5,000          *          9,000          *
David A. Mount(9)..........       3,000          *          9,000          *
R. Timothy O'Donnell(10)...      98,600       1.39%         9,000          *
 Jefferson Capital Group,
 Ltd.
 One James Center
 901 East Cary Street,
 Suite 1400
 Richmond, Virginia 23219
Eugene P. Beard(11)........         --         --             --         --
 The Interpublic Group of
 Companies, Inc.
 1271 Avenue of the
 Americas
 New York, New York 10020
The Interpublic Group of
 Companies,                     580,000       8.17%     2,470,000      47.97%
 Inc.(12)(13)..............
 1271 Avenue of the
 Americas
 New York, New York 10020
The Capital Group                   --         --         540,000      10.49%
 Companies, Inc.(14).......
 333 South Hope Street,
 52nd Floor
 Los Angeles, California
 90071
FMR Corp.(15)..............   1,246,234      17.55%           --         --
 82 Devonshire Street
 Boston, Massachusetts
 02109
Janus Capital Corp.(16)....         --         --         500,000       9.71%
 100 Fillmore Street, Suite
 300
 Denver, Colorado 80206
All Directors and Executive
 Officers
 as a Group (10 persons)...   5,099,710      61.20%       748,500      12.69%

--------
 *Less than 1%
(1) This table does not give effect to the vesting of certain options within 60 days herefrom or the execution of the Stockholders Agreement. Similarly, this table does not take into account the consummation of the Offer and the other transactions constituting a change of control in the Merger Agreement, which transactions accelerate the vesting of unvested options reflected on this table or in the footnotes hereto.
(2) Amounts include options and other securities exercisable into shares of Common Stock or Class B Common Stock, as the case may be, held by such beneficial owner, unless such securities are not convertible or exercisable within 60 days.
(3) Common Stock includes 1,483,775 shares beneficially owned by Messrs. Roth, Bradshaw, Vinnedge, Lamattina and certain other employees which Anthony J. Scotti has a proxy to vote. See "Certain Relationships and Related Transactions--Management Stockholders Agreement." Includes vested options to purchase 500,000 shares of Common Stock and 450,000 shares of Class B Common Stock. Does not include 750,000 shares of Class B Common Stock issuable to Mr. Scotti upon exercise of options which have not vested and are not subject to vesting within the next 60 days.
(4) Includes 10,000 time vesting Common Stock options which have vested and vested performance options to purchase 30,000 shares of Class B Common Stock. Does not include options to purchase 10,000 shares of Common Stock which have not vested and are not subject to vesting within the next 60 days. Further, does not include 70,000 shares of Class B Common Stock issuable to Benjamin J. Scotti upon exercise of options which have not vested and are not subject to vesting within the next 60 days.
(5) 415,850 of such Common Stock shares are subject to a voting proxy granted to Anthony J. Scotti. Includes vested performance options to purchase 100,000 shares of Common Stock and 50,000 shares of Class B Common stock.
(6) 385,850 of such Common Stock shares are subject to a voting proxy granted to Anthony J. Scotti. Includes vested performance options to purchase 70,000 shares of Common Stock and 145,000 shares of Class B Common Stock. Does not include 105,000 shares of Class B Common Stock issuable to Mr. Bradshaw upon exercise of options which have not vested and are not subject to vesting within the next 60 days.
(7) 120,225 of such Common Stock shares are subject to a voting proxy granted to Anthony J. Scotti. Includes vested performance options to purchase 12,000 shares of Common Stock and 9,000 shares of Class B Common Stock. Does not include 3,000 shares of Class B Common Stock issuable to Mr. Vinnedge upon exercise of options which have not vested and are not subject to vesting within the next 60 days.
(8) Mr. Lamattina owns 30,000 shares of restricted Common Stock which vest in July 1998, is vested in time vesting options to purchase 75,000 shares of Common Stock and is vested in performance options to purchase 50,000 shares of Common Stock and 37,500 shares of Class B Common Stock. All such Common Stock shares are subject to a voting proxy granted to Anthony J. Scotti. Excludes 50,000 time vesting Common Stock options which have not vested and are not subject to vesting within the next 60 days. Further, does not include 12,500 shares of Class B Common Stock issuable upon exercise of options which have not vested and are not subject to vesting within the next 60 days.
(9) Includes 3,000 time vesting Common Stock options which have vested and vested options to purchase 9,000 shares of Class B Common Stock. Excludes 3,000 time vesting Common Stock options which have not vested and are not subject to vesting within the next 60 days.
(10) Mr. O'Donnell owns 33,100 shares of Common Stock, and his affiliate, Jefferson Capital Group, Ltd., owns 62,500 shares of Common Stock. Includes 3,000 time vesting Common Stock options which have vested and vested options to purchase 9,000 shares of Class B Common Stock. Excludes 3,000 time vesting Common Stock options which have not vested and are not subject to vesting within the next 60 days.
(11) Mr. Beard was appointed to the Board on October 12, 1994 to fill a vacancy. Mr. Beard does not own any shares of Common Stock or Class B Common Stock directly and disclaims beneficial ownership of the 630,000 shares of Common Stock and the 2,520,000 shares of Class B Common Stock owned by Interpublic.
(12) As disclosed on a Schedule 13D, dated August 12, 1996.
(13) Represents approximately 26% (approximately 20% on a fully-diluted basis) of outstanding Shares.
(14) As disclosed on a Schedule 13G, dated February 12, 1997.
(15) As disclosed on a Schedule 13G, dated February 10, 1997.
(16)As disclosed on a Schedule 13G, dated February 13, 1996.

                 EXECUTIVE COMPENSATION AND OTHER INFORMATION
                  CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

SUMMARY OF EXECUTIVE COMPENSATION

  The following table sets forth the total compensation paid or accrued by the Company to the Chief Executive Officer and the four most highly compensated executive officers of the Company who served in such capacities during the 1996 fiscal year (the "Named Executive Officers") for services rendered during each of the last three fiscal years.

                          SUMMARY COMPENSATION TABLE

                          ANNUAL COMPENSATION       LONG TERM COMPENSATION AWARDS
                         ---------------------- ----------------------------------------
                                                              SECURITIES
                                                RESTRICTED    UNDERLYING     ALL OTHER
        NAME AND                                  STOCK      OPTIONS/SAR'S  COMPENSATION
   PRINCIPAL POSITION    YEAR  SALARY   BONUS     AWARDS          (#)           (1)
   ------------------    ---- -------- -------- ----------   -------------  ------------
Anthony J. Scotti....... 1996 $895,000 $    --   $    --       1,500,000(2)    $ --
 Chairman and Chief      1995  813,000      --        --         100,000(3)      --
 Executive Officer       1994  719,000      --        --         100,000(3)      --

Myron I. Roth........... 1996  425,000      --        --          50,000(4)      --
 President and Chief     1995  425,000   79,000       --          50,000(3)      --
 Operating Officer       1994  408,000   79,000       --          50,000(3)      --

Thomas Bradshaw......... 1996  467,000      --        --         250,000(4)      --
 Chief Financial Officer 1995  419,000   43,000       --          35,000(3)      --
 and Senior Executive    1994  399,000   43,000       --          35,000(3)      --
 Vice President

Sydney D. Vinnedge...... 1996  273,000      --        --           6,000(4)      --
 Senior Executive        1995  396,000   13,000       --           6,000(3)      --
 Vice President          1994  371,000   13,000       --           6,000(3)      --

Lawrence E.
 Lamattina (5).......... 1996  590,000  550,000       --          25,000(4)      --
 Chief Executive Officer 1995  561,000  550,000       --          25,000(3)      --
 and President, All      1994  229,000  229,000   218,000(6)     150,000(3)      --
 American/Fremantle
 Television Group

--------
(1) The Named Executive Officers received compensation in the form of personal benefits, including automobile allowances, premiums for health insurance, disability insurance and life insurance, which did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for each year.
(2) Mr. Scotti was granted options to purchase 300,000 shares of Common Stock and options to purchase 1,200,000 shares of Class B Common Stock during 1996. These grants were approved by the Company's stockholders at its 1996 Annual Meeting.
(3) Options granted to purchase shares of Common Stock.
(4) Options granted to purchase shares of Class B Common Stock.
(5) Mr. Lamattina's employment with the Company commenced on August 3, 1994. For a discussion of Mr. Lamattina's employment agreement, including his right to bonus payments, see "Report on Executive Compensation--Employment Agreements."
(6) In accordance with his employment agreement dated August 3, 1994, Mr. Lamattina was granted restricted stock awards under the 1994 Plan, as of July 6, 1994, for 30,000 shares of Common Stock, with a vesting date of July 5, 1998. The shares have been valued using the closing bid price on July 6, 1994 of $7.25.

                             OPTION GRANTS IN 1996

                           NUMBER OF
                           SHARES OF    PERCENT OF TOTAL
                         CAPITAL STOCK      OPTIONS
                          UNDERLYING       GRANTED TO    EXERCISE OR                    GRANT DATE
                            OPTIONS       EMPLOYEES IN   BASE PRICE                    PRESENT VALUE
          NAME            GRANTED (#)         1996       ($/SH) (1)   EXPIRATION DATE       (2)
          ----           -------------  ---------------- ----------- ----------------- -------------
Anthony J. Scotti.......      50,000(3)       2.20%        $10.863   February 26, 2001  $  149,000
                             250,000(4)      11.01%          9.875   February 26, 2006     833,000
                           1,200,000(5)      52.84%          9.875   February 26, 2006   3,180,000

Myron I. Roth...........      50,000(6)       2.20%          7.875   February 26, 2006     133,000

Thomas Bradshaw.........     250,000(7)      11.01%          7.875   February 26, 2006     663,000

Sydney D. Vinnedge......       6,000(6)       0.26%          7.875   February 26, 2006      16,000

Lawrence E. Lamattina...      25,000(6)       1.10%          7.875   February 26, 2006      66,000

--------
(1) Unless otherwise noted, the exercise price is the respective closing sales price of the Common Stock or Class B Common Stock as the case may be on the date of grant.
(2) Grant date present value is determined using the Black-Scholes option valuation model with the following weighted average assumptions for 1996: risk-free interest rate of 6.0%; dividend yield of 0%; volatility factors of the expected market price of the Shares of 0.40; and a weighed average expected life of the options of three years.
(3) Options to purchase shares of Common Stock which vested immediately with an exercise price equal to 110% of the closing sales price of the Common Stock on the date of grant.
(4) Options to purchase shares of Common Stock which vested immediately.
(5) Options to purchase 450,000 shares of Class B Common Stock vested subsequent to December 31, 1996 upon the Company's achievement of the specified performance targets. The remaining options to purchase 750,000 shares of Class B Common Stock are subject to vesting in tranches of 300,000 shares over each of the next three years upon the Company's achievement of specified performance targets or nine years and nine months from the date of grant, to the extent not previously vested, if such specified performance targets are not achieved. The foregoing grant was approved by the Company's stockholders at its 1996 Annual Meeting. One half of the 1997 options vested as a result of Board recognition of substantial overperformance by management. The other half of the 1997 options are subject to the performance goals for 1997, which management believes have substantially been met through September 1997.
(6) These options to purchase shares of Class B Common Stock vest in varying percentages based upon the satisfaction of certain performance targets. None of these options had vested as of December 31, 1996. All of these options became fully vested subsequent to December 31, 1996 upon the Company's achievement of the specified performance targets. The foregoing grants to Messrs. Vinnedge and Lamattina were approved by the Company's stockholders at its 1996 Annual Meeting.
(7) Options to purchase 100,000 shares of Class B Common Stock vested on the date of grant. Options to purchase 45,000 shares of Class B Common Stock vested subsequent to December 31, 1996 upon the Company's achievement of the specified performance targets. The remaining options to purchase 105,000 shares of Class B Common Stock are subject to vesting in tranches of 30,000 shares over each of the next four years upon the Company's achievement of specified performance targets or nine years and nine months from the date of grant, to the extent not previously vested, if such specified performance targets are not achieved. See "Report on Executive Compensation--Employment Agreements." The foregoing grant was approved by the Company's stockholders at the 1996 Annual Meeting. One half of the 1997 options are vested as a result of Board recognition of substantial overperformance by management. The other half of the 1997 options are subject to the performance goals for 1997, which management believes have substantially been met through September 1997.

              OPTION EXERCISES IN 1996 AND YEAR END OPTION VALUES

  The following table provides certain information concerning the exercise of stock options and shows the number of shares covered by both exercisable and non-exercisable stock options held as of the end of 1996. Also shown are values for "in-the-money" options, which represent the positive difference between the exercise price of such options and the per share price of the Common Stock and Class B Common Stock at year end.

                  AGGREGATED OPTION EXERCISES DURING 1996 AND
                      OPTION VALUES ON DECEMBER 31, 1996

                                               NUMBER OF SHARES
                                               OF CAPITAL STOCK
                          SHARES            UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED
                         ACQUIRED                 OPTIONS AT          IN-THE-MONEY OPTIONS AT
                            ON     VALUE       DECEMBER 31, 1996         DECEMBER 31, 1996
          NAME           EXERCISE REALIZED EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
          ----           -------- -------- ------------------------- -------------------------
Anthony J. Scotti.......   --       --         500,000/1,200,000       $1,850,625/$2,550,000

Myron I. Roth...........   --       --            100,000/50,000             443,750/106,250

Thomas Bradshaw.........   --       --           170,000/150,000             523,125/318,750

Sydney D. Vinnedge......   --       --              12,000/6,000               53,250/12,750

Lawrence E. Lamattina...   --       --           100,000/100,000             525,000/475,000

DIRECTORS' REMUNERATION

  The Company does not pay any compensation to any person serving as a director of the Company if such person is also an employee of the Company. All outside directors are paid an annual fee of $25,000 for serving as a director, except that Mr. Beard serves as a director without compensation for such services. Non-employee directors receive automatic stock option grants of 6,000 shares of Class B Common Stock per year, with the exception of Mr. Beard who has waived his right to stock options.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During the 1996 fiscal year, the Compensation Committee consisted of Gordon
C. Luce, R. Timothy O'Donnell and David A. Mount. During fiscal 1996, none of the executive officers of the Company served on the Board or on the compensation committee of any other entity, any of whose officers served either on the Board or on the Compensation Committee of the Company.

                            COMPENSATION COMMITTEE
                       REPORT ON EXECUTIVE COMPENSATION

  The Compensation Committee has furnished the following report on executive compensation. This report is as of July 8, 1997, unless otherwise indicated.

COMPENSATION OVERVIEW

  The Company uses a combination of salary and incentive compensation, including cash bonus and periodic grants of stock options under the 1991 Plan or the 1994 Plan or pursuant to other option plans or arrangements adopted by the Board, to compensate its executive officers. Additional benefits, including insurance benefits, are provided to executives and other key employees that the Company believes are similar to those provided by other companies in the entertainment industry. The Company draws most of its executives and other key employees from the entertainment industry where creative talent is crucial and commands a significant premium, and where decisions made by a relatively small number of employees with an in-depth knowledge of creative businesses can have a major impact on the performance of the Company. Persons with such unique qualifications are rare and are being pursued by other companies both in and out of the entertainment industry, many of whom have greater available resources than the Company. Except as otherwise described below, each of the Company's executive officers is currently employed pursuant to a multi-year employment agreement, the purpose of which is to retain the services of such executive officer for an extended period. The Company believes that its compensation program for executive officers benefits the Company through the continuation of expansion and new opportunities designed to enhance stockholder value.

  In May 1994, the Company amended certain of its employment agreements with its executives following the recommendation of Towers Perrin, Inc. ("Towers"), an executive compensation consultant retained by the Company. Towers assessed the Company's current compensation levels for its executive officers and reviewed the annual incentive and the long-term incentive compensation plans. Towers compared such compensation and plans to 13 entertainment or entertainment related companies for which data were publicly available (the "Proxy Group"). This review was undertaken by the Company to establish consistent yet competitive compensation arrangements that also reflect the financial performance of the Company. Such review compared financial performance of the Company and each of the members of the Proxy Group and cash compensation and long-term incentives of comparable positions between such companies. The Company had the highest return on equity and the second highest average three-year rate of growth in the Proxy Group. Towers recommended that the Company should target executive compensation at levels above Proxy Group averages as an incentive to continue such level of performance. Overall, Towers determined that the Company's cash compensation was below the Proxy Group's median for the Chief Operating Officer and Chief Executive Officer and above the Proxy Group's median for the Executive Vice Presidents and Chief Financial Officer. Towers noted, however, that the Chief Financial Officer's extensive involvement in Company operations warranted the higher base level pay. Towers also determined that the Company fell below the competitive norms for long-term incentive compensation. Towers recommended maintaining base salaries (except for an increase in the Chief Executive Officer's salary) and, for the short term, annual incentives at current levels while adopting a long-term incentive plan, such as the 1994 Plan, that emphasizes both standard stock options and performance-based stock options.

  Towers was also retained by the Company in 1996 to review certain option awards to the Chief Executive Officer. See "--Employment Agreements." Towers concluded that the vesting schedule of such option awards was not unreasonable in the context of entertainment or entertainment related companies.

SALARY

  The base salary to which each of the Company's executive officers is entitled is specified in such person's employment agreement (see "Employment Agreements" below) and was established pursuant to arm's-length negotiations with each executive officer, in part based on the subjective assessment of the Company, which included a number of factors, including experience, tenure and responsibility, and external factors, including similarly situated executives, geographic and economic conditions, based on information drawn from a variety of sources, including published survey data, information obtained from the media, and the Company's own experience in recruiting and retaining executives, although complete information is not easily obtainable. Most of the employment agreements were entered into at the time of the SBEI Merger and were subject to the review and approval of the financial advisors to the parties in the SBEI Merger and ECD Corporation, an outside investor in the Company in the SBEI Merger. Subsequent modifications to such employment agreements have been made following negotiations with the underwriter of the Company's Common Stock or following the report of Towers.

CASH BONUS

  Arrangements for bonus compensation for the Company's executive officers are also negotiated individually with each executive officer and are generally fixed by contract. Bonus arrangements take various forms and may be determined based on factors such as the Company's or a specific segment of the Company's operations, financial performance or project developments. In 1994, each of Anthony J. Scotti, Myron I. Roth, Thomas Bradshaw, Sidney D. Vinnedge and Benjamin J. Scotti agreed to an amendment to their employment agreements to eliminate bonus provisions tied to the achievement of certain financial objectives by the Company in connection with the March 1992 public offering of the Company's Common Stock at the request of the underwriter. The Company's executive officers, however, are eligible to receive discretionary bonuses as may be determined by the Board. Except for Messrs. Bradshaw, Lamattina, Roth and Vinnedge, who are discussed below, the Chief Executive Officer develops individual bonus recommendations following the end of each fiscal year based on the subjective assessment of the Company's overall performance and each executive officer's contribution to such performance. No specific formula is used; however, factors may include improved competitive position, project development, long-term objectives and such executive officer's leadership role in any of the foregoing factors. Such factors are not necessarily linked to any specific performance related targets or given any particular weight. Messrs. Bradshaw, Roth and Vinnedge are eligible for a bonus in the discretion of the Board. Mr. Lamattina's employment agreement provides for an annual incentive compensation payment of up to $550,000 per year (prorated in the case of 1994) based on the operating income of the All American/Fremantle Television Group as compared to the operating income targets established by the Compensation Committee. No discretionary bonuses were awarded to the executive officers for 1994 or 1995.

OPTION GRANTS

  The Company uses incentive and non-qualified stock options and other available forms of compensation under the Plans which are intended to provide additional long-term incentives to key employees, including the Company's executive officers. The Board believes that stock ownership, through options or otherwise, aligns the executive officers' interests with the stockholders' interest. The Plans have been approved by the Company's stockholders. Grants under the Plans generally require the executive to be employed by the Company on the exercise date and vest over a period of years (time vesting options) or the Company's achievement of certain performance criteria (performance options) following the date of grant. The exercise price of such grants is generally equal to the per share market price of the Company's Common Stock or Class B Common Stock on the grant date; therefore, option grants will only benefit an executive if the per Share market price of the Company's Common Stock or Class B Common Stock is greater than on the date of the option grant. No specific formula is used to determine grants made to any particular employee, including executive officers, but grants are generally based on factors such as employment agreements, and competitive norms and subjective factors, such as promotion, contribution to performance and individual performance related criteria. The Chief Executive Officer makes recommendations regarding option grants and vesting to the Stock Option Committee with respect to grants under the 1991 Plan and to the Compensation Committee with respect to grants under the 1994 Plan. While time vesting options typically vest equally over a five-year period, options granted to certain executive officers may have shorter or longer vesting periods. Performance options typically vest upon the achievement of certain performance criteria of the operations of the Company, its subsidiaries or divisions over a certain period of time established by the Compensation Committee. In April 1995, the executive officers received stock option grants totaling 226,000 shares of Common Stock in accordance with the Towers report which found such grants to be within competitive norms and recommended such grants to balance pay for performance and integrate total compensation with long-term stockholder returns. In June 1994, five of the executive officers (including Mr. Anthony J. Scotti) received stock option grants totaling 201,000 shares of Common Stock. In July 1994, the Company granted to Mr. Lamattina options to acquire an aggregate of 150,000 shares and issued 30,000 shares of restricted Common Stock pursuant to the 1994 Plan.

CHIEF EXECUTIVE OFFICER COMPENSATION

  Anthony J. Scotti, Chairman and Chief Executive Officer of the Company, is compensated pursuant to an employment agreement described under "--Employment Agreements" below. His original employment agreement had an initial term of five years and was negotiated in connection with the SBEI Merger and amended at the request of the underwriters in connection with the Company's 1992 offering of Common Stock. Mr. Scotti's employment agreement established an annual base salary of $500,000, increasing by five percent on each anniversary date of such agreement. The employment agreement also permits an annual bonus in the discretion of the Board. The term of Mr. Scotti's employment agreement was extended in May 1994 to February 1999. In connection with such extension and as recommended by the Towers report, Mr. Scotti's annual base salary was increased to $750,000, increasing by ten percent on each anniversary date (subject to a maximum base salary of $1,000,000). Mr. Scotti's employment agreement was also amended, upon the recommendation of Towers, to provide for the annual grant of options to acquire 100,000 shares of Common Stock, commencing in 1994, in an effort to bring Mr. Scotti's long-term incentive compensation within the competitive norms of the Proxy Group. These options have now vested upon the satisfaction of certain performance criteria of the Company as established by the Compensation Committee. These recommendations were based on the strategic importance of Mr. Scotti to the Company, the dilutive effect of the 1994 Plan on Mr. Scotti's ownership in the Company and the review by Towers of competitive norms for companies in the Proxy Group. The term of Mr. Scotti's employment agreement was extended in February 1996 to February 2001. Towers also reviewed the award of stock options granted to Mr. Scotti in 1996 as a portion of the inducement for him to extend his employment Agreement. See "--Employment Agreements."

COMPLIANCE WITH INTERNAL REVENUE CODE SECTION 162(M)

  Section 162(m) of the Internal Revenue Code (the "Code"), enacted in 1993, generally limits tax deductions to public companies for compensation over $1,000,000 paid to the corporation's chief executive officer and four other most highly compensated executive officers. Qualifying performance based compensation will not be subject to the deduction limit if certain requirements are met. The Company intends to consider the provisions of
Section 162(m) in connection with the performance based portion of the compensation of its executives (which currently consists of stock option grants and annual bonuses described above). However, the Board does not necessarily intend to structure compensation to its executives to avoid disallowance of any tax deductions in the future in light of available tax deductions to the Company and the requirements imposed by Section 162(m) and the proposed regulations thereunder for compensation to be fully deductible for income tax purposes.

EMPLOYMENT AGREEMENTS

  The Company has entered into employment agreements with all of the Named Executive Officers: Anthony J. Scotti, Thomas Bradshaw, Sydney D. Vinnedge, Lawrence Lamattina and Myron I. Roth. The employment agreement with Mr. Scotti, originally entered into in February 1991 and amended most recently in February 1996, provides that Mr. Scotti shall serve as Chief Executive Officer of the Company through February 25, 2001 (unless earlier terminated in accordance with the terms of such agreement), commencing at a base salary of $907,500 in 1996 ($998,250 in 1997) and increasing by 10% per year (subject to a maximum base salary of $1,000,000 per year). Mr. Scotti is required to render his services on a full-time basis to the Company, provided that he may devote such reasonable amount of time, as he determines, to other business activities which may be conducted in the entertainment industry. The term of the agreement may be terminated by the Company for "good cause" (as defined) or by Mr. Scotti in the event of the "Company's Material Breach" (as defined) or a "Change in Control" or other "Event" (as defined in the 1994 Plan).

  The employment agreement with Mr. Bradshaw, originally entered into in February 1991 and amended most recently in February 1996, provides that Mr. Bradshaw shall serve as Senior Executive Vice President, Finance and Chief Financial Officer of the Company through February 25, 2001 (unless earlier terminated), commencing at a base salary of $476,650 in 1996 ($505,249 in
1997) and increasing by a minimum of six percent per year. The five-year term employment agreement with Mr. Vinnedge, originally entered into in February 1991, expired but he entered into a new employment agreement as of July 1, 1997, which provides that he will serve as a Senior Executive Vice President of the Company through December 31, 1998, commencing at a base compensation of $250,000 per year in the first year and increasing by 6% in the second year, plus a discretionary bonus. The employment agreement with Mr. Lamattina, entered into in August 1994, provides that Mr. Lamattina shall serve as the Chief Executive Officer and President of the All American/Fremantle Television Group through August 3, 1999 (unless earlier terminated), commencing at a base salary of $550,000 and increasing by five percent per year. His current salary is $636,694 for 1997. Mr. Lamattina is also entitled to receive annual incentive compensation up to $550,000 per year if certain operating income targets are achieved by the All American/Fremantle Television Group. Under Mr. Lamattina's employment agreement, he is entitled to annual grants of options to purchase 25,000 shares of Common Stock. See "Security Ownership of Certain Beneficial Owners and Management" for a description of the vesting of Mr. Lamattina's stock options. The five-year term employment agreement for Mr. Roth, originally entered into in February 1991, has expired, but he continues his employment with the Company as President and Chief Operating Officer without an employment agreement under substantially the same terms as those in effect in the last year of his employment agreement. Mr. Roth's current salary is $446,698 in 1997 per year. Each of the Named Executive Officers is provided with an automobile expense reimbursement allowance and an annual allowance to cover premiums for life, health and disability insurance.

  Under his employment agreement prior to its amendment in February 1996, Anthony J. Scotti was entitled to receive, as long-term incentive compensation, 100,000 annual stock option grants (from 1994 to 1999). In February 1996, subject to Mr. Scotti's relinquishment of his remaining contractual right to future grants of 300,000 stock options in the aggregate under his employment agreement, the Company granted to Mr. Scotti options (under the 1994 Plan) to purchase 250,000 shares of Common Stock at the market price ($9.875 per share) on the date of grant and options (under the 1991
Plan) to purchase 50,000 shares of Common Stock at 110% of the fair market value ($10.8625 per share) on the date of grant. All such stock options vested on the date of grant in February 1996.

  In addition, in connection with the extension of Mr. Scotti's employment agreement, the Compensation Committee on February 26, 1996 granted to Mr. Scotti, subject to stockholder ratification which was subsequently obtained, options (under the 1994 Plan) to purchase 1,200,000 shares of the Company's Class B Common Stock at an exercise price equal to the market price
($7.875 per share) on the date of grant. These options vest subject to Mr. Scotti's staying in the continuous employment of the Company for a period of nine years and nine months from the date of grant, subject to accelerated vesting upon the achievement of certain operating income targets set by the Compensation Committee or the Board or earlier upon the occurrence of a "Change in Control" or other "Event" (as defined in the 1994 Plan unless
(a) such Event occurred within six months of stockholder approval of the grant, or (b) such Event was (i) the consummation of an agreement to merge at a price of less than $15.00 per share of Class B Common Stock or (ii) the consummation of the sale of substantially all of the Company's business and/or assets at a price of less than $15.00 per share of Class B Common Stock). All of Mr. Scotti's unvested options will vest as a result of consummation of the Transactions. The Company has also agreed to reimburse Mr. Scotti for any federal, state or local excise tax ("Excise Tax"), and any additional taxes to which he may be subject, on any payments to Mr. Scotti from the Company as a result of accelerated vesting of this option grant upon a "Change in Control" or otherwise, up to a maximum reimbursement equal to twice the amount of such Excise Tax.

  The award of options to Mr. Scotti was reviewed by Towers, which concluded that the vesting schedule of such awards was not unreasonable in the context of entertainment or entertainment related companies.

  As part of the amendment of Mr. Bradshaw's employment agreement, the Company granted to Mr. Bradshaw options to purchase 250,000 shares of the Company's Class B Common Stock at the market price ($7.875 per share) on the date of grant. One hundred thousand of such stock options vested on the date of grant in February 1996. The remainder vests in a substantially similar manner to the vesting provisions described above with respect to Mr. Scotti's stock options to purchase Class B Common Stock.

EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

  The disclosure set forth under "The Stockholders Agreement" and "Scotti Agreement Not to Compete and Scotti Amendment to Employment Agreement" in Item 3 of the Schedule 14D-9 is incorporated by reference herein.

                         THE COMPENSATION COMMITTEE OF
                            THE BOARD OF DIRECTORS:

                                Gordon C. Luce
                             R. Timothy O'Donnell
                                David A. Mount

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES
EXCHANGE ACT OF 1934

  Section 16(a) of the Exchange Act, requires executive officers, directors and persons who beneficially own more than 10% of the Company's stock to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission (the "SEC"). Executive officers, directors and greater than 10% beneficial owners are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms filed by them.

  Based solely on a review of the copies of such forms furnished to the Company, the Company believes that all Section 16(a) filing requirements applicable to its executive officers, directors and greater than 10% beneficial owners were complied with, except that (i) Jefferson Capital Group, Ltd., an affiliate of director R. Timothy O'Donnell, failed to file a Form 4 in November 1996 relating to its exercise of a warrant for 62,500 shares of Common Stock in October 1996, and (ii) R. Timothy O'Donnell, a director, failed to timely file a Form 5 in February 1997 relating to the grant of 3,000 stock options in February 1996.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  In October 1994, the Company provided a loan of $250,000 to Thomas Bradshaw. Such loan is secured by a pledge of shares of Common Stock owned by Mr. Bradshaw, bears interest at a rate equal to a market rate determined by reference to the Company's working capital line (8%) and has been extended to mature upon the expiration of Mr. Bradshaw's current employment agreement (February 2001).

  In December 1995, the Company entered into a domestic distribution agreement for recorded music with Warner/Elektra/Atlantic Corporation, a division of Time Warner, Inc. ("WEA Corp."). David A. Mount, a member of the Board, is currently Chairman and Chief Executive Officer of WEA, Inc., the parent company of WEA Corp. During the 1996 fiscal year, WEA Corp. accounted for 9% of the Company's consolidated gross revenues and is expected to account for approximately the same amount of such revenues in the 1997 fiscal year.

  In January 1996, the Company acquired from Interpublic the remaining 50% interest of Mark Goodson Productions, LLC (the "LLC"). As a result, the Company is responsible for the full share of the LLC's contingent purchase price, to the extent earned. Such contingent purchase price, which may total $48.5 million by the fifth anniversary of the initial acquisition of the LLC in October 1995, will be treated as an increase in goodwill and will be amortized coterminously with the original 25 year period. Through June 30, 1997, accrued contingent purchase price totaled $14.6 million (including Interpublic's share through December 31, 1995 of $0.9 million). As of June 30, 1997, the total remaining contingent earnout payable in connection with the Mark Goodson acquisition, to the extent such earnout in paid within five years from the date of acquisition, is $31.7 million.

  The Company repurchased 50,000 shares of Common Stock and 50,000 shares of Class B Common Stock from Interpublic as of July 14, 1997 at a price of $17.00 per share and $13.50 per share, respectively. Such amounts are included in the treasury stock of the Company as of September 23, 1997.

  The Company currently leases, on a month-to-month basis, a building from Anthony J. Scotti and Benjamin J. Scotti at a cost to the Company of approximately $4,500 per month, which the Company believes is a market rate. This building is used for office and warehouse space for the Company's television production operations.

  The Company believes that the terms of the transactions described above are substantially comparable to those that would have been obtainable in similar or analogous transactions by the Company with unaffiliated parties.

  The disclosure set forth under "The Stockholders Agreement" and "Scotti Agreement Not to Compete and Scotti Amendment to Employment Agreement" in Item 3 of Schedule 14D-9 is incorporated by reference herein.

MANAGEMENT STOCKHOLDERS AGREEMENT

  The Company has entered into a stockholders' agreement with Anthony J. Scotti, Benjamin J. Scotti, Thomas Bradshaw, and Sydney D. Vinnedge (the "Management Stockholders Agreement"), pursuant to which (i) each of Messrs. Bradshaw and Vinnedge granted (a) to Anthony J. Scotti and Benjamin J. Scotti a right of first refusal until August 25, 2001 on all shares of the Common Stock owned by Mr. Bradshaw and 108,225 shares of Common Stock held by Mr. Vinnedge and a right to purchase all such shares upon termination of their employment for a reason other than "cause" (as defined in their respective employment agreements), and (b) to Anthony J. Scotti an irrevocable proxy to vote substantially all such shares until February 25, 2002; and (ii) each of the individuals was granted certain registration rights for such shares owned by him (such shares were subsequently registered on a registration statement which was declared effective on January 29, 1997). Additionally, Myron Roth, effective August 26, 1996, has granted to Anthony J. Scotti an irrevocable proxy to vote 315,850 shares of Common Stock for the lesser of five years (August 25, 2001) or the period of Mr. Roth's employment by the Company. The proxies granted to Anthony J. Scotti give him the ability to control the voting of 2,334,815 shares of the 7,019,557 shares (or approximately 33%) of the Common Stock outstanding. Additionally, Messrs. Roth, Bradshaw and Vinnedge have granted to Anthony J. Scotti an irrevocable proxy to vote all shares of Common Stock acquired upon exercise of their options to purchase an aggregate of 182,000 shares of Common Stock.

  Lawrence E. Lamattina and all other employees have granted to Anthony J. Scotti an irrevocable proxy to vote all shares of Common Stock acquired upon exercise of their options to purchase an aggregate of 474,350 shares of Common Stock and, in Mr. Lamattina's case, 30,000 shares of restricted Common Stock granted pursuant to the 1994 Plan.

  George Back has granted to Anthony J. Scotti a proxy for 90,200 shares of Common Stock held by Mr. Back.

  In the aggregate, Anthony J. Scotti owns 1,504,690 shares of Common Stock, has vested options to purchase 500,000 shares of Common Stock, has an irrevocable proxy to vote 830,125 shares of Common Stock (excluding 30,000 shares of restricted Common Stock) and has irrevocable proxies to vote 623,650 shares of Common Stock when acquired upon exercise of vested options.

                     COMPARATIVE STOCK PERFORMANCE GRAPHS

STOCK PERFORMANCE GRAPHS

  The first graph below compares the stock price of the Company's Common Stock with the performance of the Standard and Poors ("S&P") 500 Composite Index and the S&P Entertainment Index as of the last trading date for each of 1991, 1992, 1993, 1994, 1995 and 1996. Such graph assumes that $100 was invested on December 31, 1991 in the Company's Common Stock, and that all dividends were reinvested. The second graph compares the stock price of the Company's Class B Common Stock with the performance of the S&P 500 Composite Index and the S&P Entertainment Index as of the last trading date for each of 1995 and 1996. Such graph assumes that $100 was invested on December 11, 1995 in the Company's Class B Common Stock, and that all dividends were reinvested. No dividends have been declared or paid on the Company's Common Stock or Class B Common Stock other than to holders of record of such Common Stock at February 25, 1991, who were paid an extraordinary dividend in the amount of $10.00 per share in connection with the SBEI Merger. The historical price performance data shown on the graph are not necessarily indicative of future price performance.


                COMPARISON OF SIX-YEAR CUMULATIVE TOTAL RETURN
                   AMONG ALL AMERICAN COMMUNICATONS, INC.,
              S&P 500 COMPOSITE INDEX AND S&P ENTERTAINMENT INDEX

                TOTAL SHAREHOLDER RETURNS--DIVIDENDS REINVESTED

            MEASUREMENT            ALL AMERICAN
        PERIOD (FISCAL YEAR    COMMUNICATIONS, INC. S&P 500 COMPOSITE S&P ENTERTAINMENT
              COVERED)             COMMON STOCK           INDEX             INDEX
        -------------------    -------------------- ----------------- -----------------
      December 1991...........           100                100               100
      December 1992...........         95.31             107.62            143.00
      December 1993...........        115.83             118.46            165.28
      December 1994...........         78.13             120.03            157.84
      December 1995...........        125.00             165.13            189.40
      December 1996...........        168.75             203.05            192.30

               COMPARISON OF TWO-YEAR CUMULATIVE TOTAL RETURN
                   AMONG ALL AMERICAN COMMUNICATONS, INC.,
              S&P 500 COMPOSITE INDEX AND S&P ENTERTAINMENT INDEX

                TOTAL SHAREHOLDER RETURNS--DIVIDENDS REINVESTED

            MEASUREMENT            ALL AMERICAN
        PERIOD (FISCAL YEAR    COMMUNICATIONS, INC. S&P 500 COMPOSITE S&P ENTERTAINMENT
              COVERED)         CLASS B COMMON STOCK       INDEX             INDEX
        -------------------    -------------------- ----------------- -----------------
      December 1995...........        83.33               99.42             97.46
      December 1996...........        95.24              122.25             98.96

                                   SCHEDULE I

                               DIRECTOR NOMINEES

                                                       PRESENT PRINCIPAL
                                                          OCCUPATION
                                                       OR EMPLOYMENT AND
                                                     FIVE-YEAR EMPLOYMENT
 NAME AND BUSINESS ADDRESS             AGE                  HISTORY            CITIZENSHIP
 -------------------------             ---           --------------------      -----------
 David M. Veit...............          58          Chairman of the Board of   United States
  30 Rockefeller Plaza                             Directors since 1987 and
  New York, New York 10112                         President since 1985 of
                                                   Pearson Inc.
 John G. Davis...............          35          Senior Vice President      United Kingdom
  30 Rockefeller Plaza                             and Chief Financial
  New York, New York 10112                         Officer of Pearson Inc.
                                                   since 1997. Various
                                                   positions at EMAP plc(1)
                                                   from 1992 to 1996
                                                   including, Director of
                                                   Treasury and Corporate
                                                   Finance and EMAP Radio
                                                   Finance Director.
 Thomas Wharton..............          50          Vice President--Taxation   United States
  30 Rockefeller Plaza                             and Secretary of Pearson
  New York, New York 10112                         Inc. since 1997.
                                                   Director of Tax from
                                                   1996 to 1997 of Pearson
                                                   Inc. Tax Manager from
                                                   1990 to 1996 of Pearson
                                                   Inc.
 David C.M. Bell.............          51          Executive Director of      United Kingdom
  3 Burlington Gardens                             Pearson plc since 1996.
  London W1X 1LE                                   Chief Executive of The
  England                                          Financial Times from
                                                   1993 to 1996. Director
                                                   of The Financial Times
                                                   from 1989 to 1993.
 Gregory Dyke................          50          Executive Director of      United Kingdom
  1, Stephen Street                                Pearson plc since 1996.
  London W1P 1PJ                                   Chairman and Chief
  England                                          Executive of Pearson
                                                   Television since 1995.
                                                   Chairman of Channel 5
                                                   Broadcasting Limited.
                                                   Chief Executive of
                                                   London Weekend
                                                   Television from 1987 to
                                                   1994.
 John C. Makinson............          42          Finance Director of        United Kingdom
  3 Burlington Gardens                             Pearson plc since 1996.
  London W1X 1LE                                   Managing Director of The
  England                                          Financial Times Group
                                                   from 1994 to 1996.
                                                   Partner of Makinson
                                                   Cowell from 1989 to
                                                   1994.
 Marjorie M. Scardino........          50          Chief Executive of         United States
  3 Burlington Gardens                             Pearson plc since 1997.
  London W1X 1LE                                   Chief Executive of The
  England                                          Economist Group Ltd.
                                                   from 1992 to 1996.

                               DIRECTOR NOMINEES
                                  (CONTINUED)

                                                       PRESENT PRINCIPAL
                                                         OCCUPATION OR
                                                        EMPLOYMENT AND
                                                     FIVE-YEAR EMPLOYMENT
 NAME AND BUSINESS ADDRESS             AGE                  HISTORY            CITIZENSHIP
 -------------------------             ---           --------------------      -----------
 Henry Dennistoun Stevenson
  C.B.E......................          52          Chairman of the Board of   United Kingdom
  78-80 St. John's Street                          Directors of Pearson plc
  London EC1M 4HR                                  since 1997. Deputy
  England                                          Chairman of the Board of
                                                   Directors of Pearson plc
                                                   from 1996 to 1997. Non-
                                                   executive Director of
                                                   Pearson plc since 1986.
                                                   Chairman of GPA:
                                                   Aircraft Leasing Company
                                                   and of the Trustees of
                                                   the Tate Gallery.

                                                                        ANNEX B
-------------------------------------------------------------------------------
   Goldman, Sachs & Co. | 85 Broad Street | New York, New York 10004
   Tel: 212-902-1000

                                                         [LOGO OF GOLDMAN SACHS]

PERSONAL AND CONFIDENTIAL
-------------------------------------------------------------------------------

October 6, 1997

Board of Directors
All American Communications, Inc.
808 Wilshire Boulevard
Santa Monica, California 90401

Gentlemen:

You have requested that we confirm our oral opinion, delivered September 30, 1997, as to the fairness as of such date from a financial point of view to the holders of the outstanding shares of the Common Stock and Class B Common Stock, par value $.0001 per share (together, the "Shares"), of All American Communications, Inc. (the "Company") of the $25.50 per Share in cash proposed to be paid by Pearson PLC ("Buyer") or Pearson Merger Company, Inc. ("Merger Sub"), a wholly-owned subsidiary of Buyer, in the Tender Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of October 1, 1997, by and among Buyer, Merger Sub and the Company (the "Agreement"). The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Buyer or Merger Sub will pay $25.50 per Share in cash for each Share accepted. The Agreement further provides that following completion of the Tender Offer, Merger Sub will be merged with the Company (the "Merger") and each outstanding Share (other than Shares already owned by Buyer or Merger Sub) will be converted into the right to receive $25.50 in cash (or such greater amount which may be paid pursuant to the Tender Offer).

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. We are familiar with the Company, having acted as lead manager in connection with the issuance of $100 million principal amount of the Company's 10.875% senior subordinated notes due October 15, 2001 (the "10.875% Notes"), and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. Goldman, Sachs & Co. has also provided certain investment banking services to Buyer from time to time, including having acted as joint global coordinator in September 1995 in a secondary offering by Buyer of securities of British Sky Broadcasting Group plc, and Goldman, Sachs & Co. may provide investment banking services to Buyer and its subsidiaries in the

New York | London | Tokyo | Boston | Chicago | Dallas | Frankfurt | George
            Town | Hong Kong | Houston | Los Angeles | Memphis
         Miami | Milan | Montreal | Osaka | Paris | Philadelphia | San Francisco | Singapore | Sydney | Toronto | Vancouver | Zurich

All American Communications, Inc.
October 6, 1997
Page Two

future. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or Buyer for its own account and for the accounts of customers. As of the date hereof, Goldman, Sachs & Co. accumulated a long position of approximately $15 million principal amount of the 10.875% Notes.

In connection with our opinion, we reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 1996; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the entertainment industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We relied upon the accuracy and completeness of all of the financial and other information reviewed by us and assumed such accuracy and completeness for purposes of rendering our opinion. In addition, we did not make an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we were not furnished with any such evaluation or appraisal. Our advisory services and the opinion confirmed herein were provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to, or whether or not any holder of Shares should tender such Shares into the Tender Offer in connection with, such transaction.

This letter confirms our oral opinion that, based upon and subject to the foregoing and based upon such other matters as we considered relevant, as of September 30, 1997, the $25.50 per Share in cash to be received by the holders of Shares pursuant to the Tender Offer and the Merger was fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
---------------------------------------
(GOLDMAN, SACHS & CO.)

                                      B-2